Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

AVAGO TECHNOLOGIES WIRELESS (U.S.A.) MANUFACTURING INC.,

EMERALD MERGER SUB, INC.,

and

EMULEX CORPORATION

Dated as of February 25, 2015

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ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND THE PURCHASER		41

4.1	Organization and Qualification	41
4.2	Authority	41
4.3	No Conflict	42
4.4	Required Filings and Consents	42
4.5	Litigation	43
4.6	Information in the Schedule 14D-9	43
4.7	Information in the Offer Documents	43
4.8	Sufficiency of Funds	43
4.9	Ownership of the Purchaser; No Prior Activities	43
4.10	DGCL Section 203	44
4.11	Ownership of Shares	44
4.12	Brokers	44

ARTICLE V COVENANTS		44

5.1	Conduct of Business	44
5.2	Access to Information	48
5.3	No Solicitation	49
5.4	Appropriate Action; Consents; Filings	52
5.5	Certain Notices	55
5.6	Public Announcements	56
5.7	Indemnification of Directors and Officers	56
5.8	State Takeover Laws	57
5.9	Section 16 Matters	57
5.10	Employees and Employee Benefit Plan Matters	57
5.11	Rule 14d-10(d) Matters	59
5.12	Stockholder Litigation	60
5.13	Exchange Delisting Matters	60
5.14	Obligations of the Purchaser	60
5.15	FIRPTA Certificate	60
5.16	Treatment of Certain Indebtedness	61

ARTICLE VI CONDITIONS TO CONSUMMATION OF THE MERGER		62

6.1	Conditions to Obligations of Each Party Under This Agreement	62
6.2	Frustration of Closing Conditions	62

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER		62

7.1	Termination	62
7.2	Effect of Termination	64
7.3	Amendment	65
7.4	Waiver	65

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ARTICLE VIII GENERAL PROVISIONS		65

8.1	Non-Survival of Representations and Warranties	65
8.2	Fees and Expenses	66
8.3	Notices	66
8.4	Certain Definitions	67
8.5	Terms Defined Elsewhere	76
8.6	Headings	78
8.7	Severability	78
8.8	Entire Agreement	78
8.9	Assignment	78
8.10	No Third-Party Beneficiaries	78
8.11	Mutual Drafting; Interpretation	78
8.12	Governing Law; Consent to Jurisdiction; Enforcement; Waiver of Trial by Jury	79
8.13	Counterparts	80
8.14	Specific Performance	80
8.15	Non-Recourse	80

ANNEXES AND EXHIBITS

Annex I	Conditions to the Offer

Exhibit A	Form of Tender and Support Agreement
Exhibit B	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit C	Form of Bylaws of the Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of February 25, 2015 (as amended, restated, modified or supplemented from time to time, this “Agreement”), by and among Avago Technologies Wireless (U.S.A.) Manufacturing Inc., a Delaware corporation (“Parent”), Emerald Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (the “Purchaser”), and Emulex Corporation, a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement, unless the context clearly indicates otherwise.

RECITALS

WHEREAS, pursuant to this Agreement, the Purchaser has agreed to commence a tender offer (as it may be extended, amended and supplemented from time to time, as permitted by this Agreement, the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.10 per share, of the Company (the “Shares”) at a price per Share of $8.00 in cash (such amount or any different amount per Share that may be paid pursuant to the Offer in accordance with this Agreement, the “Offer Price”), without interest, subject to any withholding of Taxes required by applicable Law;

WHEREAS, following the acceptance for payment of Shares pursuant to the Offer, upon the terms and subject to the conditions set forth in this Agreement, the Purchaser shall be merged with and into the Company, with the Company continuing as the Surviving Corporation (the “Merger”);

WHEREAS, the parties intend that the Merger shall be governed by Section 253 or Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and shall be effected as soon as practicable following consummation of the Offer upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, unanimously (i) determined that the transactions contemplated by this Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger, and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to the Purchaser in the Offer and, to the extent applicable, approve and adopt this Agreement and the Merger (the “Company Board Recommendation”);

WHEREAS, the boards of directors of Parent and the Purchaser have, upon the terms and subject to the conditions set forth herein, unanimously (i) determined that the transactions contemplated by this Agreement, including the Offer and the Merger, are fair to and in the best interests of Parent and the Purchaser and their respective stockholders and (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger;

WHEREAS, as a condition to and inducement of Parent’s and the Purchaser’s willingness to enter into this Agreement, simultaneously with the execution of this Agreement, certain stockholders of the Company have executed and delivered to Parent and the Purchaser a Tender and Support Agreement in substantially the form attached hereto as Exhibit A, with such changes thereto as may have been approved by Parent prior to the date hereof (each, a “Tender Agreement”), dated as of the date hereof, pursuant to which such stockholders have, among other matters, agreed to (i) tender the Shares beneficially owned by them in the Offer and (ii) support the Merger and the other transactions contemplated hereby, each on the terms and subject to the conditions set forth in the Tender Agreements; and

WHEREAS, Parent, the Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I

THE OFFER AND THE MERGER

1.1 The Offer.

(a) As promptly as reasonably practicable (and in any event within 15 Business Days after the date of this Agreement, as such period may be extended if and to the extent the Company fails to satisfy its obligations pursuant to Section 1.1(g) or other information required from Representatives of the Company or Parent is delayed), the Purchaser shall commence, within the meaning of Rule 14d-2 under the Exchange Act, the Offer to purchase all of the outstanding Shares for cash at the Offer Price. The consummation of the Offer, and the obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer, shall be subject to: (i) there being validly tendered in the Offer and not properly withdrawn prior to the Expiration Date that number of Shares which, together with the number of Shares (if any) then owned by Parent or any of its wholly-owned direct or indirect Subsidiaries, including the Purchaser, or with respect to which Parent or any of its wholly-owned direct or indirect Subsidiaries, including the Purchaser, otherwise has, directly or indirectly, sole voting power, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis) and no less than a majority of the voting power of the shares of capital stock of the Company then outstanding (determined on a fully diluted basis) and entitled to vote upon the adoption of this Agreement and approval of the Merger (excluding from the number of tendered Shares, but not from the number of outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures (to the extent such procedures are permitted by the Purchaser) that have not yet been delivered in settlement or satisfaction of such guarantee) (collectively, the “Minimum Condition”), and (ii) the satisfaction, or waiver by the Purchaser (to the extent permitted in Annex I), of the other conditions and requirements set forth in Annex I. Subject to this Section 1.1 and Annex I, the conditions and requirements to the Offer set forth in Annex I are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to such condition or may be waived by the Purchaser, in its sole discretion, in whole or in part at any time and from time to time.

(b) Subject to the satisfaction of the Minimum Condition and the satisfaction, or waiver by the Purchaser (to the extent permitted by Annex I), of the other conditions and requirements set forth in Annex I, the Purchaser shall, and Parent shall cause the Purchaser to, accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as promptly as practicable (and in any event not more than two Business Days) after the first Expiration Date upon which such conditions are satisfied or waived. The Offer Price payable in respect of each Share validly tendered and not properly withdrawn pursuant to the Offer shall be paid, without interest, subject to any withholding of Taxes required by applicable Law. To the extent any such amounts are so withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(c) The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that describes the terms and conditions of the Offer in accordance with this Agreement, including the Minimum Condition and the other conditions and requirements set forth in Annex I. The Purchaser expressly reserves the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise contemplated by this Agreement or as previously approved by the Company in writing, the Purchaser shall not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer (other than adding consideration), (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition or the conditions set forth in clause (b) of Annex I, (v) add to or amend any of the other conditions and requirements to the Offer set forth in Annex I in a manner that is material and adverse to the holders of Shares, (vi) except as provided in Section 1.1(e), extend the Offer, or (vii) otherwise amend the Offer in any manner that is material and adverse to the holder of Shares. Notwithstanding anything to the contrary in this Agreement, the Offer Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares, occurring on or after the date of this Agreement and prior to the Acceptance Time, and such adjustment to the Offer Price shall provide to the holders of Shares the same economic effect as contemplated by this Agreement prior to such action; provided, that nothing in this sentence shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d) Unless extended in accordance with the terms of this Agreement, the Offer shall initially expire at midnight (New York City time) on the date that is 20 Business Days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act) (such date and time, the “Initial Expiration Date”) or, if the Initial Expiration Date has been extended as required by or otherwise in accordance with this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Date, or such later date and time to which the Initial Expiration Date has been extended in accordance with this Agreement, the “Expiration Date”).

(e) If on or prior to any then scheduled Expiration Date, any condition to the Offer (including the Minimum Condition and the other conditions and requirements set forth in Annex I) has not been satisfied, or, where permitted by applicable Law and this Agreement, waived by the Purchaser, the Purchaser shall (and Parent shall cause the Purchaser to), extend the Offer on one or more occasions, for successive periods of up to 20 Business Days each, the length of each such period (subject to such 20 Business Day maximum) to be determined by Parent in its sole discretion, in order to permit the satisfaction of such conditions. In addition, the Purchaser shall (and Parent shall cause the Purchaser to) extend the Offer for any period or periods required by applicable Law or applicable rules, regulations, interpretations or positions of the United States Securities and Exchange Commission (the “SEC”) or its staff. Notwithstanding anything to the contrary in this Agreement, the Purchaser shall not be required to extend the Offer for any reason beyond October 23, 2015 (the “Outside Date”). Nothing in this Section 1.1(e) shall be deemed to impair, limit or otherwise restrict in any manner the right of Parent or the Company to terminate this Agreement pursuant to ARTICLE VII hereof.

(f) The Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to ARTICLE VII. If this Agreement is terminated pursuant to ARTICLE VII, the Purchaser shall promptly (and in any event within 48 hours of such termination), irrevocably and unconditionally terminate the Offer. If the Offer is terminated or withdrawn by the Purchaser, or this Agreement is terminated prior to the purchase of Shares in the Offer, the Purchaser shall promptly return, and shall cause any depositary acting on behalf of the Purchaser to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(g) As soon as practicable on the date of the commencement of the Offer, the Purchaser shall file with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”), which shall include, as exhibits, the Offer to Purchase, a form of letter of transmittal and a form of summary advertisement (collectively, together with any amendments, supplements and exhibits thereto, the “Offer Documents”). The Purchaser shall provide guaranteed delivery procedures for the tender of Shares in the Offer. The Purchaser agrees to cause the Offer Documents to be disseminated to holders of Shares, as and to the extent required by the Securities Act and the Exchange Act. The Company shall promptly furnish to Parent and the Purchaser in writing all information concerning the Company and its Subsidiaries and stockholders that may be required by applicable securities Laws or reasonably requested by Parent or the Purchaser for inclusion in the Offer Documents. The Purchaser, on the one hand, and the Company, on the other hand, agree to promptly correct any information provided by it for use in the Offer Documents, if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Law, and the Purchaser agrees to cause the Offer Documents, as so corrected, to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by the Securities Act or the Exchange Act. The Company and its counsel shall be given a reasonable opportunity to review the Offer Documents before they are filed with the SEC, and the Purchaser shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the Company and its counsel. In addition, the Purchaser shall provide the Company and its counsel with copies of any written comments, and shall inform them of any oral comments, that the Purchaser or its counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments, and any written or oral responses thereto. The Company and its counsel shall be given a reasonable opportunity to review any such written responses and the Purchaser shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the Company and its counsel. Notwithstanding the foregoing, Parent and the Purchaser’s obligations pursuant to the immediately preceding three sentences shall not apply if the Company Board (or any committee thereof) has made an Adverse Recommendation Change.

1.2 Company Actions.

(a) On the date of the filing of the Schedule TO with the SEC (which such date shall in no event be prior to ten Business Days after the date of this Agreement without the Company’s prior written consent), the Company shall, in a manner that complies with Rule 14d-9 under the Exchange Act, file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that shall, subject to the provisions of Section 5.3(e), contain the Company Board Recommendation. The Company shall include in the Schedule 14D-9 a notice of appraisal rights in accordance with Section 262 of the DGCL. The Company shall also include in the Schedule 14D-9, and warrants that it shall have obtained all necessary consents of the Company Financial Advisor to permit the Company to include in the Schedule 14D-9, in its entirety, the Fairness Opinion, together with a summary thereof in accordance with Item 1015(b) of Regulation M-A under the Exchange Act (regardless of whether such item is applicable), subject to the Company Financial Advisor’s prior approval of the text of any disclosure in the Schedule 14D-9 regarding such summary in accordance with the terms of the engagement letter between the Company and the Company Financial Advisor. The Company shall provide an accurate and complete signed copy of the written Fairness Opinion to Parent solely for information purposes within two Business Days of the date of this Agreement. The Company hereby approves and consents to the Offer and, unless the Company Board has made an Adverse Recommendation Change in accordance with Section 5.3(e), hereby approves and consents to the inclusion in the Offer Documents of a description of the Company Board Recommendation. The Company further agrees to cause the Schedule 14D-9 to be disseminated to holders of Shares, as and to the extent required by the Exchange Act. To the extent requested by the Purchaser, the Company shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Shares together with the Offer Documents disseminated to the holders of Shares. The Company, on the one hand, and the Purchaser, on the other hand, agree to promptly correct any information provided by it for use in the Schedule 14D-9, if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Law, and the Company agrees to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by the Exchange Act. Unless the Company Board has made an Adverse Recommendation Change in accordance with Section 5.3(e), the Purchaser and its counsel shall be given a reasonable opportunity to review the Schedule 14D-9 before it is filed with the SEC, and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the Purchaser and its counsel. In addition, the Company shall provide the Purchaser and its counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments, and any written or oral responses thereto. Unless the Company Board has made an Adverse Recommendation Change in accordance with Section 5.3(e), the Purchaser and its counsel shall be given a reasonable opportunity to review any such written responses and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the Purchaser and its counsel.

(b) Promptly after the date hereof and otherwise from time to time as requested by the Purchaser or its agents, the Company shall furnish or cause to be furnished to the Purchaser mailing labels, security position listings, non-objecting beneficial owner lists and any other listings or computer files containing the names and addresses of the record or beneficial holders of the Shares as of the most recent practicable date, and shall promptly furnish the Purchaser with such information (including updated lists of holders of the Shares and their addresses, mailing labels, security position listings and non-objecting beneficial owner lists) and such other assistance as the Purchaser or its agents may reasonably request in communicating with the record and beneficial holders of Shares. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, the Merger and the other transactions contemplated by this Agreement, Parent and the Purchaser shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall promptly deliver (and shall use their respective reasonable best efforts to cause their Representatives to deliver) to the Company or destroy all copies and any extract or summaries of such information then in their possession or control. In addition, in connection with the Offer, the Company shall, and shall use its commercially reasonable efforts to cause any Third Parties to, cooperate with the Purchaser to disseminate the Offer Documents to holders of Shares held in or subject to any Company Employee Plan, and to permit such holders of Shares to tender Shares in the Offer.

1.3 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the DGCL, at the Effective Time, the Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and the Purchaser shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and the Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

(b) At the Closing, if the Purchaser and any other Subsidiary of Parent, holds in the aggregate at least ninety percent (90%) of the issued and outstanding Shares following the consummation of the Offer, then the Company and the Purchaser shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Acceptance Time, without a meeting of the stockholders of the Company, in accordance with Section 253 of the DGCL and upon the terms and subject to the conditions of this Agreement.

(c) Notwithstanding anything to the contrary set forth in this Agreement, in the event that the Merger cannot be effected pursuant to Section 253 of the DGCL pursuant to Section 1.3(b), then as soon as practicable following the consummation of the Offer, each of the Company and the Purchaser shall take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the Acceptance Time, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL and upon the terms and subject to the conditions of this Agreement.

1.4 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall, by virtue of the Merger and all other applicable action by Parent and the Surviving Corporation, be amended so as to read in its entirety in the form set forth as Exhibit B hereto, until thereafter changed or amended as provided therein or by applicable Law.

(b) Bylaws. In addition, at the Effective Time, the bylaws of the Surviving Corporation shall be amended so as to read in their entirety in the form set forth as Exhibit C hereto, until thereafter changed or amended as provided therein, in the certificate of incorporation of the Surviving Corporation or by applicable Law.

1.5 Directors and Officers.

(a) Directors. The directors of the Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, become the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) Officers. The officers of the Purchaser immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.6 Necessary Further Action. If at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or the Purchaser acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or the Purchaser, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

1.7 Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) shall take place at 9:00 a.m. Pacific time, on a date to be specified by the parties (the “Closing Date”), such date to be no later than the second Business Day after satisfaction or waiver of all of the conditions set forth in ARTICLE VI, at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California 95025, unless another time, date or place is agreed to in writing by the parties hereto. On the Closing Date, or on such other date as Parent and the Company may agree to in writing, the Purchaser and the Company shall cause an appropriate certificate of merger together with any other appropriate documents (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the date and time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware or such other date and time as is agreed upon by the parties and specified in the Certificate of Merger (such date and time, the “Effective Time”).

ARTICLE II

CONVERSION OF SECURITIES IN THE MERGER

2.1 Conversion of Securities. Subject to the terms hereof, at the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, the Company or the holders of any of the following securities:

(a) Conversion of Company Common Stock. Each Share issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled in accordance with Section 2.1(b) and any Dissenting Shares, shall be converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest, subject to any withholding of Taxes required by applicable Law, upon surrender of the certificate formerly representing such Shares in accordance with Section 2.2.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. All Shares that are held in the treasury of the Company, and all Shares owned of record by Parent or any of its direct or indirect wholly-owned Subsidiaries, including the Purchaser, shall be automatically cancelled and shall cease to exist, with no payment being made in exchange therefor.

(c) Purchaser Common Stock. Each share of common stock, par value $0.001 per share, of the Purchaser (the “Purchaser Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

2.2 Payment for Securities; Surrender of Certificates

(a) Paying Agent. Prior to the Effective Time, the Purchaser shall designate a reputable bank or trust company to act as the paying agent for purposes of effecting the payment and distribution of the Merger Consideration in connection with the Merger (the “Paying Agent”). At or promptly after the Effective Time (and, in any event, on the Closing Date), the Purchaser shall deposit, or cause to be deposited, with the Paying Agent, cash in an amount sufficient to make all payments pursuant to this ARTICLE II to which holders of Shares shall be entitled at the Effective Time pursuant to this Agreement. Such funds shall be invested by the Paying Agent as directed by the Purchaser, in its sole discretion, pending payment thereof by the Paying Agent to the holders of the Shares. Earnings from such investments shall be the sole and exclusive property of the Purchaser, and no part of such earnings shall accrue to the benefit of holders of Shares. If for any reason the cash held by the Paying Agent is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder, the Purchaser shall promptly deposit with the Paying Agent in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(b) Procedures for Surrender. As promptly as practicable after the Effective Time, but in no event later than 5 Business Days thereafter, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that represented Shares (the “Certificates”) or non-certificated Shares represented by book-entry (“Book-Entry Shares”), in each case, which Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall otherwise be in such form and have such other provisions as the Purchaser or the Paying Agent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of Certificates and Book-Entry Shares for cancellation to the Paying Agent or to such other agent or agents as may be appointed by the Purchaser, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates or Book-Entry Shares, the holder of such Certificates or Book-Entry Shares shall be entitled to receive the Merger Consideration for each Share formerly represented by such Certificates and for each Book-Entry Share and the Paying Agent shall deliver the Merger Consideration that such holder is entitled to receive within 5 Business Days. Any Certificates and Book-Entry Shares so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

Until surrendered as contemplated hereby, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Agreement, without interest thereon.

(c) Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates (other than those representing Dissenting Shares) are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Fund; Abandoned Property; No Liability. At any time following six months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any cash funds (including any interest received with respect thereto) made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without interest and subject to any withholding of Taxes required by applicable Law. If, immediately prior to the six year anniversary of the Effective Time (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Authority pursuant to any applicable abandoned property, escheat or similar Laws), any holder of Certificates or Book-Entry Shares has not complied with the procedures in Section 2.2(b) to receive payment of the Merger Consideration to which such holder would otherwise be entitled, the payment in respect of such Certificates or Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate or Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Withholding Rights. Parent, the Purchaser, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement such amounts that Parent, the Purchaser, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code or any other provision of applicable Law. To the extent that amounts are so withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(f) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1(a) hereof; provided, however, that the Purchaser may, in its sole discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Purchaser, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(g) Transfer Taxes. All transfer, stamp, documentary and similar Taxes incurred in connection with this Agreement and the transactions contemplated herein shall be the responsibility of the holders of the Shares, unless otherwise required by applicable Law.

2.3 Dissenting Shares. Notwithstanding anything to the contrary set forth in this Agreement, no shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been perfected in accordance with Section 262 of the DGCL in connection with the Merger (collectively, “Dissenting Shares”) shall be converted into a right to receive that portion of the Merger Consideration otherwise payable to the holder of such Dissenting Shares as provided in Section 2.1(a), but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the DGCL. Each holder of Dissenting Shares who, pursuant to the provisions of the DGCL, becomes entitled to payment of the fair value of such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to the DGCL). In the event that any holder of Company Common Stock fails to make an effective demand for payment or fails to perfect its appraisal rights as to its shares of Company Common Stock or any Dissenting Shares shall otherwise lose their status as Dissenting Shares, then any such shares shall be converted into the right to receive the Merger Consideration issuable pursuant to Section 2.1(a) in respect of such shares as if such shares had never been Dissenting Shares, in accordance with and following the satisfaction of the applicable requirements and conditions set forth in Section 2.2. The Company shall give Parent prompt notice (and in no event more than two Business Days) of (i) any demand received by the Company for appraisal of Company Common Stock (and shall give Parent the opportunity (at Parent’s election) to direct and control all negotiations and proceedings with respect to any such demand) or (ii) any notice of exercise by any holder of Company Common Stock of appraisal rights in accordance with the DGCL. The Company shall not (and shall not agree to), without the prior written consent of Parent, voluntarily make any payment with respect to, or settle, or offer to settle, any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL.

2.4 Treatment of Company Options, Company RSUs and Company Stock Awards.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each In-the-Money Company Option that is outstanding and vested (including any unvested In-the-Money Company Options that are not assumed pursuant to Section 2.4(b)) as of immediately prior to the Effective Time (“Cashed Out Company Options”) shall be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of Shares subject to such Company Option immediately prior to the Effective Time and (ii) the excess, if any, of the Offer Price over the exercise price per share of such Company Option (the “Option Consideration”). In the event that any Cashed Out Company Option is subject to

Section 409A of the Code, the payment of the amount of cash with respect thereto shall be delayed to the extent necessary to comply with Section 409A of the Code. Each holder of an outstanding In-the-Money Company Option shall be entitled to receive in exchange for the cancellation thereof the Option Consideration with respect to each Share subject to such outstanding In-the-Money Company Option and the Company shall cause such payment to be made to the holder of such Company Option, if a current or former employee of the Company, through the payroll system of the Surviving Corporation or, if not a current or former employee of the Company, through the Paying Agent, in each case, payable as soon as practicable following the Closing Date (and, in the case of current or former employees of the Company, in no event later than the next regularly scheduled payroll run of the Surviving Corporation following the Closing Date).

(b) At the Effective Time, each In-the-Money Company Option that is outstanding and unvested immediately prior to the Effective Time and is held by a Person who is a Company Employee or Company Service Provider as of immediately after the Effective Time shall be assumed by Avago and converted automatically at the Effective Time into an option covering Avago Ordinary Shares having, subject to applicable Laws, the same terms and conditions as the In-the-Money Company Option (each, an “Assumed Option”), except that (i) each such Assumed Option shall be exercisable (or shall become exercisable in accordance with its terms) for that number of whole Avago Ordinary Shares equal to the product of (A) the number of Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (B) a fraction (such ratio, the “Exchange Ratio”), the numerator of which is the Offer Price and the denominator of which is the volume weighted average price for an Avago Ordinary Share on the Nasdaq Global Select Market, calculated to four decimal places and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the five consecutive trading days ending on the third complete trading day prior to (and excluding) the Closing Date as reported by Bloomberg, L.P., and rounding such product down to the nearest whole number of Avago Ordinary Shares, (ii) the per share exercise price for the Avago Ordinary Shares issuable upon exercise of such Assumed Option shall be equal to the quotient determined by dividing (A) the exercise price per Share at which such Company Option was exercisable immediately prior to the Effective Time by (B) the Exchange Ratio, and rounding such quotient up to the nearest whole cent, and (iii) all references to the “Company” in the applicable Company Stock Plans and the stock option agreements shall be references to Avago. The Company shall not take any action to accelerate the vesting of any In-the-Money Company Options (other than to implement any existing agreements or arrangements for such acceleration in effect as of the date of this Agreement and set forth on Section 3.2(b) of the Company Disclosure Schedule). As soon as reasonably practicable following the Effective Time, Avago shall issue to each Person who holds an Assumed Option a document evidencing the foregoing assumption of such Assumed Option by Avago.

(c) All Company Options which are not In-the-Money Company Options shall be cancelled as of immediately prior to the Effective Time in exchange for no consideration. In no event shall the Company Options described in this Section 2.4(c) be assumed by Avago.

(d) At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time and is held by a Person who is a Company Employee or Company Service Provider as of immediately after the Effective Time shall be assumed by Avago and converted automatically at the Effective Time into a restricted stock unit covering Avago Ordinary Shares having, subject to applicable Laws, the same terms and conditions as the Company RSU (each, an “Assumed RSU”), except that (i) each such Company RSU will entitle the holder, upon settlement, to that number of whole Avago Ordinary Shares equal to the product of (A) the number of Shares that were issuable with regard to such Company RSU immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, and rounding such product down to the nearest whole number of Avago Ordinary Shares and (ii) all references to the “Company” in the applicable Company Stock Plans and the Company RSU agreements will be references to Avago. The Company will not take any action to accelerate the vesting of any Company RSU (other than to implement any existing agreements or arrangements for such acceleration in effect as of the date of this Agreement and set forth on Section 3.2(b) of the Company Disclosure Schedule). As soon as reasonably practicable following the Effective Time, Avago will issue to each Person who holds an Assumed RSU a document evidencing the foregoing assumption of such Assumed RSU by Avago.

(e) At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time and is not an Assumed RSU (“Cashed Out Company RSUs”) shall vest in full and be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of Shares subject to such Company RSU immediately prior to the Effective Time and (ii) the Offer Price (the “RSU Consideration”). In the event that any Cashed Out Company RSU is subject to Section 409A of the Code, the payment of the amount of cash with respect thereto shall be delayed to the extent necessary to comply with Section 409A of the Code. Each holder of an outstanding Cashed Out Company RSU shall be entitled to receive in exchange for the cancellation thereof the RSU Consideration with respect to each Share subject to such outstanding Company RSU and the Company shall cause such payment to be made to the holder of such Company RSU, if a current or former employee of the Company, through the payroll system of the Surviving Corporation or, if not a current or former employee of the Company, through the Paying Agent, in each case, payable as soon as practicable following the Closing Date (and, in the case of current or former employees of the Company, in no event later than the next regularly scheduled payroll run of the Surviving Corporation following the Closing Date).

(f) At the Effective Time, each Company Stock Award that is outstanding immediately prior to the Effective Time and is held by a Person who is a Company Employee or Company Service Provider as of immediately after the Effective Time shall be assumed by Avago and converted automatically at the Effective Time into a cash-settled award having the same terms and conditions as the Company Stock Award (each, an “Assumed Stock Award”), except that (i) each such Company Stock Award shall entitle the holder, upon settlement, to a cash payment by Avago or its Subsidiaries (including, after the Effective Time, the Surviving Corporation or any of its Subsidiaries) equal to the product of (A) the number of Shares that were issuable with regard to such Company Stock Award immediately prior to the Effective Time, multiplied by (B) the Offer Price, (ii) the performance goal(s) with respect to each such Company Stock Award that includes performance criteria will be deemed satisfied at 100% of the target level of achievement (50th percentile of peer companies), and (iii) all references to the “Company” in the applicable Company Stock Plans and the Company Stock Award agreements shall be references to Avago. The Company shall not take any action to accelerate the vesting of any Company Stock Award (other than to implement any existing agreements or arrangements for such acceleration in effect as of the date of this Agreement and set forth on Section 3.2(b) of the Company Disclosure Schedule). As soon as reasonably practicable after the Effective Time, Avago shall issue to each Person who holds an assumed Company Stock Award a document evidencing the foregoing assumption of such Company Stock Award by Avago.

(g) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company Stock Award that is not an Assumed Stock Award (“Cashed Out Company Stock Awards”) shall vest in full (or, in the case of each performance-based Company Stock Award that is not an Assumed Stock Award, at 100% of the target level of achievement (50th percentile of peer companies) for such performance-based Company Stock Award) and be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of Shares subject to such Company Stock Award immediately prior to the Effective Time and (ii) the Offer Price (the “Stock Award Consideration”). In the event that any Cashed Out Company Stock Award is subject to Section 409A of the Code, the payment of the amount of cash with respect thereto shall be delayed to the extent necessary to comply with Section 409A of the Code. Each holder of an outstanding Cashed Out Company Stock Award shall be entitled to receive in exchange for the cancellation thereof the Stock Award Consideration with respect to each Share subject to such outstanding Company Stock Award and the Company shall cause such payment to be made to the holder of such Company Stock Award, if a current or former employee of the Company, through the payroll system of the Surviving Corporation or, if not a current or former employee of the Company, through the Paying Agent, in each case, payable as soon as practicable following the Closing Date (and, in the case of current or former employees of the Company, in no event later than the next regularly scheduled payroll run of the Surviving Corporation following the Closing Date).

(h) Not less than 20 days prior to the Effective Time, the Company shall send a written notice in a form provided in advance, and reasonably acceptable, to Parent to each holder of an outstanding Company Option, Company RSU or Company Stock Award that shall inform such holder of the treatment of the Company Options, Company RSUs and Company Stock Awards provided in this Section 2.4.

(i) Notwithstanding anything in this Section 2.4 or otherwise in this Agreement to the contrary, the conversion of Company Options, Company RSUs and Company Stock Awards provided for in this Section 2.4 shall be effected in a manner consistent with Section 409A of the Code.

(j) Following the Effective Time, no holder of a Company Stock Award or any participant in any Company Stock Plan, or other Company Employee Plan or employee benefit arrangement of the Company or under any employment agreement shall have any right hereunder to acquire any capital stock or other equity interests (including any “phantom” stock or stock appreciation rights) in the Company, any of its Subsidiaries or the Surviving Corporation.

(k) The Company shall, prior to the Effective Time, take (or cause to be taken) any and all action, and shall obtain all such consents, as may be necessary to effect the foregoing provisions of this Section 2.4. Notwithstanding the foregoing, Parent and the Company agree that no such consents shall be required from holders of any Company Option, Company RSU or Company Stock Award pursuant to the terms of the Company Stock Plans or the forms of award agreements thereunder that have been made available to Parent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company SEC Documents, in each case filed on or after June 29, 2014 and prior to the date hereof, and only to the extent reasonably apparent from the disclosure therein (but excluding (A) any forward-looking disclosures contained in “Forward Looking Statements” and “Risk Factors” sections of the Company SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature and (B) information included in, or incorporated by reference as, exhibits and schedules to any Company SEC Documents that have been filed with the SEC) (and provided that the representations and warranties set forth in Sections 3.2 and 3.3 shall not be qualified by any information in any Company SEC Documents) and (ii) as set forth in the disclosure schedule delivered by the Company to Parent and the Purchaser prior to the execution of this Agreement (the “Company Disclosure Schedule”), which identifies items of disclosure by reference to a particular Section or Subsection of this Agreement (provided, however, that any disclosure made in the Company Disclosure Schedule shall be deemed to be disclosed with respect to any section of this Agreement to the extent the relevance of such disclosure to any such representation or warranty is reasonably apparent from the text of such disclosure), the Company hereby represents and warrants to Parent and the Purchaser as follows:

3.1 Organization and Qualification; Subsidiaries.

(a) The Company and each of its Subsidiaries (each a “Company Subsidiary”) is a corporation or other legal entity duly organized, validly existing and in good standing under the applicable Law of the jurisdiction of its incorporation or organization and has all requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to conduct its business as currently conducted and as currently planned to be conducted. Each of the Company and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where any failure to be so qualified or in good standing, individually or in the aggregate, has not had a Company Material Adverse Effect.

(b) The Company has delivered or caused to be delivered to Parent and the Purchaser accurate and complete copies of the currently effective certificate of incorporation of the Company (the “Company Charter”) and bylaws of the Company (the “Company Bylaws”), and the certificate of incorporation and bylaws, or equivalent organizational or governing documents, of each Company Subsidiary. The Company is not in violation of the Company Charter or Company Bylaws, and the Company Subsidiaries are not in violation of their respective organizational or governing documents.

(c) Section 3.1(c) of the Company Disclosure Schedule sets forth an accurate and complete list of the Company Subsidiaries, together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 240,000,000 shares of common stock, par value $0.10 per share, of the Company (the “Company Common Stock”), of which, as of the close of business on February 23, 2015, there were 72,064,862 shares issued and outstanding (excluding 22,633,339 shares of Company Common Stock held in treasury), and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”), of which no shares are issued and outstanding or reserved for future issuance under any Contract. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b) As of the close of business on February 23, 2015, the Company has no shares of Company Common Stock or Company Preferred Stock reserved for or otherwise subject to issuance, except for (i) 2,064,305 shares of Company Common Stock reserved for issuance pursuant to the exercise of outstanding Company Options, (ii) 3,247,268 shares of Company Common Stock underlying Company RSUs and (iii) 1,464,587 shares of Company Common Stock underlying Company Stock Awards, of which, pursuant to the terms thereof as of the date of this Agreement, 1,263,744 shares are to be settled with a cash settled award upon vesting. 3,648,423 shares of Company Common Stock were authorized for issuance pursuant to the Company ESPP, of which a maximum of 444,000 shares of Company Common Stock shall be issued with respect to the purchase period in effect under the Company ESPP on the date of this Agreement. All shares of Company Common Stock subject to issuance under the Company Stock Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Section 3.2(b) of the Company Disclosure Schedule contains an accurate and complete list of all issued and outstanding Company Options, Company RSUs and Company Stock Awards, as of the close of business on February 23, 2015 including (A) the Company employee identification number of each holder of Company Options, Company RSUs and Company Stock Awards, (B) the date on which the grant of each Company Option, Company RSU and Company Stock Award was by its terms to be effective (the “Grant Date”) and, in the case of Company Options, the expiration date of such Company Options, (C) the number of outstanding unvested Company Options held by each such holder, (D) the total number of shares of Company Common Stock subject to each such Company Option, Company RSU and each such Company Stock Award, as applicable, (E) the exercise price of each Company Option, (F) the vesting schedule (including any vesting acceleration provisions) and vested status of each such Company Option, Company RSU and Company Stock Award and (G) whether such Company Option is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code. All outstanding Company Options were granted under a Company Stock Plan and are evidenced by stock option agreements and all outstanding Company RSUs and Company Stock Awards were granted under a Company Stock Plan and are evidenced by award agreements, in each case in the forms made available by the Company to Parent and the Purchaser, and no stock option agreement or award agreement contains terms that are inconsistent with or in addition to such forms in any material respect.

(c) Each grant of a Company Option, Company RSU or Company Stock Award was duly authorized no later than the Grant Date of such Company Option, Company RSU or Company Stock Award by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes. Each such grant was made in all material respects in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws, including the rules of the NYSE. The per share exercise price of each Company Option was equal to no less than the fair market value of a share of Company Common Stock on the applicable Grant Date (as determined in accordance with the terms of the applicable Company Stock Plan and Section 409A of the Code), and each grant of Company Options, Company RSUs and Company Stock Awards was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Documents in accordance with the Exchange Act and all other applicable Laws. The Company has not granted, and there is not, and has not been, any Company policy or practice to grant, Company Options, Company RSUs or Company Stock Awards prior to, or otherwise coordinate the grant of Company Options, Company RSUs or Company Stock Awards with, the release or other public announcement of material information regarding the Company or any of the Company Subsidiaries or any of their financial results or prospects.

(d) Except for the Company Options, Company RSUs and Company Stock Awards set forth in Section 3.2(b), there are no options, warrants or other rights, agreements, arrangements or commitments of any character (i) relating, convertible into or exchangeable for capital stock or any other Equity Interests of the Company or any Company Subsidiary, or (ii) obligating the Company or any Company Subsidiary to issue, acquire or sell any Equity Interests of the Company or any Company Subsidiary. Except as set forth on Sections 3.2(b) or 3.2(d) of the Company Disclosure Schedule, since the close of business on June 29, 2014, the Company has not issued any shares of its capital stock or other Equity Interests or securities convertible into or exchangeable for capital stock or other Equity Interest of the Company.

(e) There are no outstanding obligations of the Company or any Company Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive rights with respect to, any shares of Company Common Stock or other Equity Interests in the Company or any Company Subsidiary.

(f) The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Company Subsidiaries, free and clear of any Liens, and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for Equity Interests in the Company Subsidiaries, neither the Company nor any Company Subsidiary owns directly or indirectly any Equity Interest in any Person (including the Company), or has any obligation or has made any commitment to acquire any such Equity Interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person. Except as set forth on Section 3.2(f) of the Company Disclosure Schedule, since the close of business on December 31, 2013, no Company Subsidiary has issued any shares of capital stock or other Equity Interests.

3.3 Authority.

(a) The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Offer and the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Offer and the Merger, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and, subject to compliance with Section 1.3(b) or Section 1.3(c) of this Agreement, no stockholder votes or consents are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL). The Company Board, by resolutions duly adopted by unanimous vote of those voting on such matters at a meeting duly called and held, has, and as of the date of this Agreement not subsequently rescinded or modified in any way, (x) determined that the transactions contemplated by this Agreement, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, (y) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger and (z) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to the Purchaser in the Offer and, to the extent applicable, adopt this Agreement. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and the Purchaser, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity, whether considered in a proceeding in equity or at law).

(b) The Company Board has taken prior to the date hereof, and shall take all additional, action necessary on its part to render Section 203 of the DGCL inapplicable to the execution, delivery or performance of this Agreement, the Offer and/or the Merger, including the acquisition of Shares pursuant thereto, the Tender Agreements and/or any other transaction contemplated by this Agreement. Assuming the accuracy of the representations and warranties set forth in Section 4.10, no other “moratorium,” “fair price,” “business combination,” “combinations with interested stockholders,” “control share acquisition” or similar provision of any state anti-takeover Law or other Law that purports to limit or restrict business combinations or the ability to acquire or vote shares (collectively, “Takeover Statutes”) is, or at the Effective Time shall be, applicable to the execution, delivery or performance of this Agreement, the Offer and/or the Merger, including the acquisition of Shares pursuant thereto, the Tender Agreements and/or any other transaction contemplated by this Agreement.

(c) The affirmative vote of the holders of shares representing a majority of the voting power of the outstanding shares of the Company Common Stock is the only vote required of the holders of any class or series of capital stock or other Equity Interests of the Company, absent Section 251(h) of the DGCL, to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger, and to consummate the Merger and the other transactions contemplated hereby.

(d) The Company is not a party to any stockholder rights plan or “poison pill” agreement.

3.4 No Conflict. None of the execution, delivery or performance of this Agreement by the Company, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement shall (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of the Company Charter or Company Bylaws or any equivalent organizational or governing documents of any Company Subsidiary, (b) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets or (c) require any consent or approval under, violate, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to, any Contract, Company Permit or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which, individually or in the aggregate, have not had a Company Material Adverse Effect.

3.5 Required Filings and Consents. Assuming the accuracy of the representations and warranties of Parent and the Purchaser in Section 4.4, none of the execution, delivery or performance of this Agreement by the Company, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement shall require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Authority or any other Person, other than (a) the filing of the Certificate of Merger as required by the DGCL, (b) compliance with the applicable requirements of the Exchange Act and the Securities Act, (c) filings with the SEC as may be required by the Company in connection with this Agreement and the transactions contemplated hereby, (d) such filings as may be required under the rules and regulations of the NYSE, (e) compliance with the applicable requirements of the HSR Act and the Foreign Antitrust Laws, and (f) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Authority or any other Person, individually or in the aggregate, has not had a Company Material Adverse Effect.

3.6 Permits; Compliance With Law.

(a) The Company and each Company Subsidiary holds all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Authority necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to conduct its business as currently conducted and as currently planned to be conducted (the “Company Permits”), except where the failure to hold the same has not had, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary is and since June 27, 2010 has been in compliance with the terms of the Company Permits, and all of the Company Permits are valid and in full force and effect, except where the failure to be in compliance with any Company Permits, or the failure of any Company Permits to be valid or in full force and effect, individually or in the aggregate, has not had a Company Material Adverse Effect. To the Knowledge of the Company, no suspension, modification, revocation or cancellation of any of the Company Permits is pending or threatened, except for any such actions that, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary is or since June 24, 2012 has been in conflict with, default under or violation of, or is being or since June 24, 2012 has been investigated for, or charged by any Governmental Authority with a violation of, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any conflicts, defaults, violations, investigations or charges that, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect. No investigation or review by any Governmental Authority with respect to the Company or any Company Subsidiary is pending or, to the Knowledge of the Company, threatened, except for such investigations or reviews, the outcomes of which if determined adversely to the Company or any Company Subsidiary, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect.

(c) To the Knowledge of the Company, neither the Company nor any Company Subsidiary, nor any officer, director, agent, consultant, employee or other Person acting on behalf of the Company or any Company Subsidiary, has, directly or indirectly, given, promised, offered or authorized the same, or paid anything of value to any recipient that was, is or would be prohibited under (i) the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations promulgated thereunder and (ii) any other comparable anti-corruption and/or anti-bribery Laws of any Governmental Authority of any jurisdiction applicable to the Company (whether by virtue of jurisdiction or organization or conduct of business).

(d) The books, records and accounts of the Company and to the Knowledge of the Company, the Company Subsidiaries have at all times accurately and fairly reflected, in reasonable detail, the transactions and disposition of their respective funds and assets. To the Knowledge of the Company, there have never been any false or fictitious entries made in the books, records, or accounts of the Company or any Company Subsidiary relating to any illegal payment or secret or unrecorded fund, and neither the Company nor any Company Subsidiary has established or maintained a secret or unrecorded fund.

(e) Since June 24, 2012, to the Knowledge of the Company, the Company and the Company Subsidiaries have at all times conducted their export and related transactions in all material respects in accordance with (i) all applicable export, re-export, and anti-boycott Laws of the United States, including the Arms Export Control Act (22 U.S.C.A. § 2278), the Export Administration Act (50 U.S.C. App. §§ 2401–2420), the International Traffic in Arms Regulations (22 C.F.R. 120–130), and United States economic sanctions Laws administered by the United States Treasury Department’s Office of Foreign Assets Control, and (ii) all other applicable import and export control Laws in any countries in which the Company or any Company Subsidiary conducts business.

3.7 SEC Filings; Financial Statements.

(a) Since June 24, 2012, the Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents and any other documents filed by the Company or any Company Subsidiary with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective filing dates the Company SEC Documents (i) did not (or with respect to Company SEC Documents filed after the date hereof, shall not) contain any untrue statement of any material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. None of the Company Subsidiaries is currently required to file any forms, reports or other documents with the SEC.

(b) All of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the consolidated Company Subsidiaries included in the Company SEC Documents (A) have been or shall be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of the Company and the consolidated Company Subsidiaries in all material respects, (B) have been or shall be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act) and (C) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and the consolidated Company Subsidiaries as of the dates and for the periods referred to therein. Without limiting the generality of this Section 3.7(b), since June 24, 2012, (i) no independent public accountant of the Company has resigned or been dismissed as independent public accountant of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, (ii) no executive officer of the Company has failed in any respect to make, without qualification, the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any form, report or schedule filed by the Company with the SEC since the enactment of the Sarbanes-Oxley Act, and (iii) no enforcement action has been initiated or, to the Knowledge of the Company, threatened against the Company by the SEC relating to disclosures contained in any Company SEC Document.

3.8 Internal Controls; Sarbanes-Oxley Act.

(a) The Company has designed and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) since June 24, 2012, has disclosed to the Company’s auditors and the audit committee of the Company Board (and made summaries of such disclosures available to Parent) (A) any known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(b) Neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices. No current or former attorney representing the Company or any Company Subsidiary has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any Company Subsidiary, or any of their respective officers, directors, employees or agents, to the current Company Board or any committee thereof or to any current director or executive officer of the Company.

(c) To the Knowledge of the Company, no employee of the Company or any Company Subsidiary has provided or is providing information to any Law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of the Company or any Company Subsidiary, has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Company Subsidiary in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

(d) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any Governmental Authority or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company or any Company Subsidiary.

(e) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

3.9 Books and Records. The books and records of the Company and each Company Subsidiary have been, and are being fully, properly and accurately maintained in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions. The minute books of the Company and each Company Subsidiary contain in all material respects complete and correct records of all meetings and other corporate actions held or taken since January 1, 2012 by their respective stockholders (or equivalent) and boards of directors (or equivalent), including committees of their respective boards of directors (or equivalent), and the Company has made available to Parent all such records of the Company (but, for the avoidance of doubt, not the Company Subsidiaries); provided that the Company may redact information in such records regarding the identity of any Person who has submitted a proposal with respect to, or otherwise expressed interest in pursuing, any merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving the Company or any of the Company Subsidiaries and any valuation or pricing terms associated with such proposal or expression of interest.

3.10 No Undisclosed Liabilities. Except for those liabilities and obligations (a) specifically reserved against or provided for in the unaudited condensed consolidated balance sheet of the Company as of December 28, 2014 or in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice since December 28, 2014, which have not had a Company Material Adverse Effect, or (c) incurred under this Agreement or in connection with the transactions contemplated hereby, including the Offer and the Merger, neither the Company nor any Company Subsidiary has incurred any liabilities or obligations of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP.

3.11 Absence of Certain Changes or Events.

(a) Since December 28, 2014, (i) except for the execution and performance of this Agreement and the discussions and negotiations related thereto, the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) there has not been any Company Material Adverse Effect.

(b) There has not been any action taken by the Company or any Company Subsidiary from December 28, 2014 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1.

3.12 Employee Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Schedule sets forth a complete and accurate list of each material Company Employee Plan. With respect to each material Company Employee Plan, the Company has provided to the Purchaser complete and accurate copies of (A) each such Company Employee Plan, including any material amendments thereto, and descriptions of all material terms of any such plan that is not in writing, (B) each trust, insurance, annuity or other funding Contract related thereto, (C) the most recent summary plan description, including any summary of material modifications, and any other material notice or description provided to employees, (D) the three most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (E) the most recently received IRS determination letter, if any, issued by the IRS with respect to any Company Employee Plan that is intended to qualify under Section 401(a) of the Code, (F) the three most recent annual reports on Form 5500 (and all schedules thereto) required to be filed with the IRS with respect thereto and (G) all other material filings and material correspondence with any Governmental Authority regarding violations or actual or, to the Knowledge of the Company, threatened audits or investigations with respect to each Company Employee Plan.

(b) Each Company Employee Plan (and any related trust or other funding vehicle) has been maintained and administered in all material respects in accordance with its terms and is in compliance in all material respects with ERISA, the Code and all other applicable Laws. Each of the Company and the Company Subsidiaries has performed all material obligations required to be performed by it under all Company Employee Plans.

(c) No Company Employee Plan is, and none of the Company, any of the Company Subsidiaries or any ERISA Affiliate thereof sponsors, maintains, contributes to, or has ever sponsored, maintained, contributed to, or has any actual or contingent liability with respect to any (i) single employer plan or other pension plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) “multiple employer plan” within the meaning of Section 413(c) of the Code, (iii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA), or (iv) multiple employer welfare arrangement (within the meaning of Section 3(4) of ERISA).

(d) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has timely received or applied for a favorable determination letter or is entitled to rely on a favorable opinion letter from the IRS, in either case, that has not been revoked and, to the Knowledge of the Company, no event or circumstance exists that has adversely affected or would reasonably be expected to materially and adversely affect such qualification or exemption. Each trust established in connection with any Company Employee Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Knowledge of the Company, no fact or event has occurred that would reasonably be expected to materially and adversely affect the exempt status of any such trust. Neither the Company nor any Company Subsidiary, with respect to any Company Employee Plan, has engaged in any non-exempt prohibited transaction (within the meaning of

Section 406 of ERISA or Section 4975 of the Code) which could result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material tax imposed by Section 4975 of the Code on the Company or any Company Subsidiary.

(e) None of the execution, delivery or performance of this Agreement by the Company, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement shall (either alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) (i) entitle any Participant to any compensation or benefit, (ii) accelerate the time of payment or vesting, increase the amount of payment, or trigger any payment or funding, of any compensation or benefit or trigger any other material obligation under any Company Employee Plan, or (iii) trigger any funding (through a grantor trust or otherwise) of compensation, equity awards or other benefits.

(f) With respect to each “disqualified individual” (as defined in Section 280G(c) of the Code) who could receive any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code), the Company has made available or shall make available as soon as reasonably practicable following the date hereof to Parent and the Purchaser (i) a list of such Person’s name and title, (ii) Form W-2s for the five years ending 2014 (or for such shorter period during which a disqualified individual provided service to the Company), and (iii) a list of Company Employee Plans providing for “parachute payments” (as defined in Section 280G(b)(2) of the Code) such Person could receive. Except as set forth in Section 3.12(f) of the Company Disclosure Schedule, none of the execution, delivery or performance of this Agreement by the Company, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, nor the Company’s compliance with any of the provisions of this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time), shall result in any “parachute payment” under Section 280G of the Code.

(g) No Company Employee Plan provides for any gross-up, reimbursement or additional payment by reason of any Tax imposed under Section 409A or Section 4999 of the Code.

(h) Each Company Employee Plan that constitutes a nonqualified deferred compensation plan (within the meaning of Section 409A of the Code) is set forth in Section 3.12(h) of the Company Disclosure Schedule and has been maintained and operated in material documentary and operational compliance with Section 409A or the Code or an available exemption therefrom.

(i) Each material Company Employee Plan maintained or contributed to by the Company or any Company Subsidiary under the law or applicable custom or rule of the relevant jurisdiction outside of the United States (each such Company Employee Plan, a “Foreign Plan”) is listed in Section 3.12(i) of the Company Disclosure Schedule. As regards each Foreign Plan, (i) such Foreign Plan is in material compliance with the provisions of applicable Law of each jurisdiction in which such Foreign Plan is maintained, (ii) such Foreign

Plan has been administered in all material respects at all times in accordance with its terms and applicable Laws, and (iii) such Foreign Plan has obtained from the Governmental Authority having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance in all material respects with the Laws of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan. No Foreign Plan has unfunded liabilities that shall not be offset by insurance or that are not fully accrued on the financial statements of the Company.

(j) Neither the Company nor any Company Subsidiary is a party to any Contract or plan that would reasonably be likely to result, separately or in the aggregate, in the payment of any material amount that shall not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of any other applicable Tax Laws).

(k) Neither the Company nor any Company Subsidiary has any liability in respect of, or obligation to provide, post-retirement health, medical, disability or life insurance benefits for retired, former or current employees, consultants or directors of the Company or Company Subsidiaries (or the spouses, dependent or beneficiaries of any of the foregoing), whether under a Company Employee Plan or otherwise, except as required to comply with Section 4980B of the Code or any similar Law.

3.13 Labor and Other Employment Matters.

(a) Each of the Company and the Company Subsidiaries is in compliance in all material respects with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, worker classification, workers’ compensation (including the proper classification of workers as independent contractors and consultants and of employees as exempt or non-exempt, in each case, under the Fair Labor Standards Act of 1938, as amended, and any similar applicable Law), occupational health and safety, plant closings, compensation and benefits, wages and hours, meal and rest periods, human rights, pay equity, and industrial awards or agreements. The Company has made available to Parent and the Purchaser a true and complete list (as of the date shown thereon) of the Company employee identification numbers and current annual salary rates or current hourly wages, bonus opportunity, hire date, credited service, accrued vacation or paid-time-off, principal work location and leave status of all present employees of the Company and each Company Subsidiary and, for employees located in the United States, each such employee’s status as being exempt or nonexempt from the application of state and federal wage and hour Laws applicable to employees who do not occupy a managerial, administrative, or professional position.

(b) As of the Closing Date, the Company and each Company Subsidiary has paid in full or properly accrued for all liabilities in respect of employees, including premium contributions, remittance and assessments for unemployment insurance, employer health tax, income tax, workers’ compensation and any liabilities under any other employment-related legislation, accrued wages, taxes, salaries, commissions, bonuses, benefits, compensation and employee benefit plan payments. Neither the Company nor any Company Subsidiary has an obligation to re-instate any former employees or independent contractors.

(c) Neither the Company nor any of the Company Subsidiaries is or has been a party to any collective bargaining, employee association or works council or similar Contract, and there are not, to the Knowledge of the Company, any union, employee association or works council organizing activities concerning any employees of the Company or any of the Company Subsidiaries. There are no unfair labor practice charges pending before the National Labor Relations Board or any other Governmental Authority, or any Actions which are pending or, to the Knowledge of the Company, threatened by or on behalf of any employees. Neither the Company nor any of the Company Subsidiaries has recognized any trade union, whether voluntarily or in terms of any statutory procedure as set out in any applicable Law. There have been no labor strikes, slowdowns, work stoppages, picketings, negotiated industrial actions or lockouts pending or, to the Knowledge of the Company, threatened, against the Company or any of the Company Subsidiaries.

(d) In the three years prior to the date of this Agreement, neither the Company nor any Company Subsidiary has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any Company Subsidiary, or (ii) a “mass layoff” (as defined in the WARN Act, or any similar Law) affecting any site of employment or facility of the Company or any Company Subsidiary.

(e) The Company has made available to Parent and the Purchaser in Section 3.13(e) of the Company Disclosure Schedule a list, as of the date of this Agreement, of all independent contractors, consultants, agents or agency employees currently engaged by the Company and each Company Subsidiary. Except as set forth on such list, neither the Company nor any Company Subsidiary engages or retains any independent contractors, consultants, agents or agency employees.

(f) The compensation committee of the Company Board is (and at all times during the past 18 months was, and at all times from the date of this Agreement to the first date on which Parent’s designees constitute a majority of the Company Board pursuant to Section 1.3 shall be) composed solely of “independent directors” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto. The Company Board, at a meeting duly called and held, has determined that each of the members of the Compensation Committee of the Company Board is such an “independent director.” On or prior to the date hereof, the compensation committee of the Company Board, at a meeting duly called and held, approved each Company Compensation Arrangement as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”), and has taken all other action necessary to satisfy the requirements of the non-exclusive safe-harbor with respect to such Company Compensation Arrangements in accordance to Rule 14d-10(d)(2) under the Exchange Act. For purposes of this Agreement, “Company Compensation Arrangement” means (i) any employment agreement, severance agreement or change of control agreement between the Company or any Company Subsidiary, on the one hand, and any holder of Shares who is or was a director, officer or employee of the Company or any Company Subsidiary, on the other hand, (ii) any Company Options, Company RSUs or Company Stock Awards awarded to, or any acceleration of vesting of any Company Options, Company RSUs or Company Stock Awards

held by, any holder of Shares who is or was a director, officer or employee of the Company or any Company Subsidiary, and (iii) each of the agreements, plans and arrangements entered into or adopted and set forth on Section 3.13(f) of the Company Disclosure Schedule.

3.14 Contracts; Indebtedness.

(a) Section 3.14(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each Contract to which the Company or any Company Subsidiary is a party or which binds or affects their respective properties or assets (other than a Company Employee Plan set forth on Section 3.12(a) of the Company Disclosure Schedule), and which falls within any of the following categories:

(i) Contracts between the Company or any Company Subsidiary and any of the 10 largest licensees or other customers of such Persons (determined on the basis of aggregate revenues recognized by the Company and the Company Subsidiaries during the four fiscal quarters ended December 28, 2014);

(ii) Contracts between the Company or any Company Subsidiary and any (A) Third Party pursuant to which the Company or any Company Subsidiary has acquired or is authorized to use any Third Party Intellectual Property (other than Standard Software), (B) of the 10 largest suppliers (other than a licensor) that are material, including any supplier of manufacturing, outsourcing, foundry, assembly (packaging), design or development services (determined on the basis of aggregate payments recognized by the Company and the Company Subsidiaries during the four fiscal quarters ended December 28, 2014) and (C) any sales representative, distributor, original equipment manufacturer, manufacturing, value added, remarketer, reseller, or independent software vendor agreement that involves annual payments of more than $100,000 (provided, however, that for listing purposes under this subsection (C), the foregoing Contracts do not need to include Contracts on Standard Forms, so long as all Contracts described by this subsection (C) constitute Material Contracts whether or not executed on Standard Forms);

(iii) except for the Contracts disclosed in clauses (i) or (ii) above, each Contract that involves performance of services or delivery of goods, materials, supplies or equipment or developmental, consulting or other services commitments by the Company or any Company Subsidiary, or the payment therefor by the Company or any Company Subsidiary, providing for either (A) recurring annual payments after the date hereof of $250,000 or more or (B) aggregate payments or potential aggregate payments after the date hereof of $500,000 or more (provided, however, that such thresholds shall be $500,000 and $1,000,000, respectively, with respect to the purchase of Company Products in the ordinary course of business pursuant to Standard Forms);

(iv) Contracts providing for any contingent payments by the Company or any Company Subsidiary exceeding $250,000 in any one case;

(v) Contracts that (A) restrict the Company or its Subsidiaries or Affiliates, or, after the Effective Time, Avago or the Surviving Corporation or any of their respective Affiliates, from competing or engaging in any material respect in any line of business or with any Person or in any geographic area or (B) require any material benefit be granted to a Third Party, or material right be lost by the Company, its Subsidiaries or Affiliates, or, after the Effective Time, Avago or the Surviving Corporation or any of their respective Affiliates, or the successors to any of the foregoing, as a result of competing in or engaging in any line of business or with any Person or in any geographic area;

(vi) Contracts that (A) grant any exclusive license or exclusive supply or distribution agreement to any Company Products or Company IP, (B) grant any right of first refusal, or similar right to acquire exclusive rights or ownership with respect to any Company Product, or Company IP, (C) contain any provision that requires the purchase of all or a given portion of the Company’s or any Company Subsidiary’s requirements for products or services from a given Third Party, or any other similar provision, (D) grant “most favored nation” rights, (E) grant material guaranteed availability of supply of Company Products for a period greater than twenty-four months, (F) grant exclusive rights to purchase any Company Products, including products produced through foundry services, (G) guarantee as to foundry capacity or priority, or (H) guarantee prices for a period of greater than twenty-four months;

(vii) Contracts pursuant to which the Company or any Company Subsidiary has agreed to provide source code of Company Proprietary Software to be put in escrow or to be provided to any Third Party (other than source code for software drivers, API’s and similar tools, or immaterial portions of source code of Company Proprietary Software provided pursuant to a software development kit license or disclosed in connection with trials, demonstrations or similar arrangements, in each case on a non-exclusive basis and subject to written non-disclosure and non-use restrictions imposed on the recipient);

(viii) Company IP Contracts, except for Contracts where Company or its Subsidiaries grant non-exclusive licenses relating to Company Products in the ordinary course of business of the Company and its Subsidiaries;

(ix) Leases, subleases, occupancy agreements and other agreements (whether of real or personal property) to which the Company or any Company Subsidiary is party as either lessor or lessee, providing for either (A) annual payments after the date hereof of $100,000 or more or (B) aggregate payments after the date hereof of $250,000 or more;

(x) Contracts relating to Indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $100,000 and which may be prepaid on not more than thirty (30) days’ notice without the payment of any penalty;

(xi) Contracts pursuant to which the Company or any Company Subsidiary is a party that creates or grants a material Lien (including Liens upon properties acquired under conditional sales, capital leases or other title retention or security devices), other than Permitted Liens and other than Contracts with customers entered into in the ordinary course of business consistent with past practice;

(xii) Contracts under which the Company or any Company Subsidiary has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (other than the Company or any Company Subsidiary and other than (i) extensions of credit in the ordinary course of business consistent with past practice and (ii) investments in marketable securities in the ordinary course of business);

(xiii) Contracts under which the Company or any Company Subsidiary have any obligations which have not been satisfied or performed (other than confidentiality obligations) relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) with a purchase price in excess of $100,000;

(xiv) any Contracts (A) (1) between the Company or any Company Subsidiary and any Governmental Authority or (2) between the Company or any Company Subsidiary, as a subcontractor and any prime contractor to any Governmental Authority or (B) to the Knowledge of the Company, financed by any Governmental Authority and subject to the rules and regulations of any Governmental Authority concerning procurement;

(xv) partnership, joint venture or other similar Contract or arrangement material to the Company and the Company Subsidiaries, taken as a whole;

(xvi) Contracts providing for the development of any material Technology or any material Intellectual Property Right, independently or jointly, by or for the Company or any Company Subsidiary;

(xvii) collective bargaining agreement or other Contract with any labor union;

(xviii) severance agreements, programs, policies, arrangements or Contracts providing any individual with severance payments and/or benefits in excess of $75,000 in the aggregate;

(xix) all employment agreements or Contracts for the employment or engagement of any officer, individual employee, consultant or other Person on a full time, part time, consulting or other basis (A) providing annual compensation (whether cash and/or otherwise) in excess of $150,000, (B) providing for the payment of any cash or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement or (C) otherwise restricting the Company’s (or any Company Subsidiary’s) ability to terminate the employment or engagement of any employee or consultant at any time for any lawful reason or for no reason without penalty or liability;

(xx) Contract entered into since February 25, 2012 in connection with the settlement or other resolution of any Action or Order that has any continuing material obligations, liabilities or restrictions or involved payment of more than $100,000;

(xxi) Contract providing for indemnification of any Person with respect to material liabilities relating to any current or former business of the Company, any Company Subsidiary or any predecessor Person other than indemnification obligations of the Company or any Company Subsidiary pursuant to the provisions of a Contract entered into by the Company or any Company Subsidiary in the ordinary course of business consistent with past practice; and

(xxii) any other “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

(b) Each Contract of the type described in Section 3.14(a) is referred to herein as a “Company Material Contract”. Accurate and complete copies of each Company Material Contract have been provided by the Company to Parent, or publicly filed with the SEC.

(c) (i) Each Company Material Contract is a legally valid, binding and enforceable obligation of the Company or the Company Subsidiaries, as applicable, and, to the Knowledge of the Company, of the other party or parties thereto, in accordance with its terms, subject to applicable bankruptcy, insolvency and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, (ii) each of the Company and each Company Subsidiary has in all material respects performed the obligations required by it under each Company Material Contract, (iii) to the Knowledge of the Company, none of the Company or any Company Subsidiary knows of, or has received written notice of, any violation or default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Company Material Contract, and (iv) neither the Company nor any Company Subsidiary has received any written notice from any other party to terminate any such Company Material Contract, and otherwise has no Knowledge, that such party intends to terminate, or not renew, any such Company Material Contract.

(d) No director, officer, employee, Affiliate (which for purposes of this Section 3.14(d) shall include any stockholder of the Company (other than any passive investor) that owns more than 5% of the Company Common Stock) or “associate” or members of any of their “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of the Company or any Company Subsidiary, other than in its capacity as a director, officer or employee of such Person (i) is involved, directly or indirectly, in any material business arrangement or other material relationship with the Company or any Company Subsidiary (whether written or oral), (ii) directly or indirectly owns, or otherwise has any right, title, interest in, to or under, any material property or right, tangible or intangible, that is used by the Company or any Company Subsidiary, or (iii) is engaged, directly or indirectly, in the conduct of the business of the Company and the Company Subsidiaries.

(e) None of the Company or any of its Subsidiaries entered into any indemnification, employment or other similar Contract with any past or present directors or officers of the Company or any of its Subsidiaries since January 1, 2012.

3.15 Litigation. (a) There is no Order or Action pending or, to the Knowledge of Company, threatened in writing against the Company or any Company Subsidiary or their respective assets or properties, or for which the Company or any Company Subsidiary has potential liability (including by virtue of indemnification or otherwise), and (b) to the Knowledge of the Company, there is no Action pending against any executive officer or director of the Company or any Company Subsidiary in their capacity as such that, in each case under clause (a)

and clause (b), has had a Company Material Adverse Effect. As of the date of this Agreement, Section 3.15 of the Company Disclosure Schedule sets forth a description of each current Action or Order pending, instituted or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary or their respective assets or properties, or any executive officer of the Company or any Company Subsidiary in their capacity as such, or for which the Company or any Company Subsidiary has potential liability (including by virtue of indemnification or otherwise). To the Knowledge of the Company, neither the Company nor any Subsidiary is subject to any continuing investigation by any Governmental Authority.

3.16 Environmental Matters. Except in each case as would not be reasonably expected to be material and adverse to the business of the Company and the Company Subsidiaries, taken as a whole:

(a) no notice, demand, request for information, citation, summons or Order has been received, no complaint has been filed, no penalty has been assessed, and no Action is pending and, to the Knowledge of the Company, is threatened by any Governmental Authority or other Person relating to or arising out of any failure of the Company or any Company Subsidiary to comply with any Environmental Law;

(b) the Company and each Company Subsidiary is and has been in compliance with all Environmental Laws and all Environmental Permits of the Company;

(c) there has been no release by the Company or any Company Subsidiary, or for which the Company or any Company Subsidiary would reasonably be expected to be liable by Contract or by operation of Law, of any Hazardous Substance at, under, from or to any facility or real property currently or formerly owned, leased or operated by any the Company or any Company Subsidiary;

(d) there are no liabilities of the Company or any Company Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance and, to the Knowledge of the Company, there is no condition, situation or set of circumstances that could reasonably be expected to result in or be the basis for any such liability;

(e) neither the Company nor any Company Subsidiary has disposed or arranged for the disposal of any Hazardous Substance at any off-site location; and

(f) except as set forth on Section 3.16(f) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary owns, leases or operates or has owned, leased or operated any real property, or conducts or has conducted any operations, in New Jersey or Connecticut.

For purposes of this Section 3.16, the terms “Company” and “Company Subsidiary” shall include any entity that is, in whole or in part, a predecessor of the Company or any Company Subsidiary.

3.17 Intellectual Property.

(a) Products and Services. Section 3.17(a)(i) of the Company Disclosure Schedule identifies as of the date of this Agreement each Company Product family currently made available to Third Parties for sale, license or lease, together with any Company Product family currently under development by the Company or any Company Subsidiary, as reflected by the Company’s and its Subsidiaries’ product road maps as of the date of the Agreement. Section 3.17(a)(ii) of the Company Disclosure Schedule contains a list of all Contracts pursuant to which the Company or of its Subsidiaries is obligated to pay royalties, fees, commissions, and other amounts to Third Parties for the manufacture, sale, or distribution of any Company Product or the use of any Company IP or Third Party Intellectual Property.

(b) Registered IP. Section 3.17(b) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement (i) each item of Registered IP in which the Company or any Company Subsidiary has or purports to have an ownership interest (whether exclusively, jointly with another Person, or otherwise), (ii) for Patents, Trademarks, mask works and Copyrights the jurisdiction in which such item of Registered IP has been registered or filed and the applicable application, registration, or serial or other similar identification number, and (iii) any other Person who has an ownership interest in such item of Registered IP and the nature of such ownership interest.

(c) Licenses Granted. Section 3.17(c) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice.

(d) Ownership. The Company and/or the Company Subsidiaries exclusively own all right, title, and interest in and to the Company IP free and clear of any Liens (other than Permitted Liens and nonexclusive licenses granted in the ordinary course of business). Neither the Company nor any Company Subsidiary has transferred ownership of (whether a whole or partial interest), or granted any exclusive right to use, any Company IP to any Person. Since December 31, 2009, neither the Company nor any Company Subsidiary has received any written claims challenging the Company’s or the Company Subsidiary’s exclusive ownership of any Company IP or the validity or enforceability of any Company IP. Each Person who is or was an employee, officer, director or contractor of the Company or any Company Subsidiary and who contributed to the conception or development of any Company IP has signed an agreement containing an assignment to the Company and the Company Subsidiaries, as applicable, of all Intellectual Property Rights in such Person’s contribution to the Company IP except to the extent such Intellectual Property Rights are not legally assignable. No Person has notified the Company or any Company Subsidiary in writing that it is claiming any ownership of or right to use any Company IP (other than the right to use Company IP expressly granted to such Person under a Contract with the Company.

(e) Registration; Validity. The Company IP is, to the Knowledge of the Company, valid, subsisting and enforceable. The Company and each Company Subsidiary has made all filings and payments and taken all other actions required by law to be made or taken to maintain each item of Company IP that is Registered IP in full force and effect by the applicable deadline, except where Company has decided to allow any such registration to lapse. To the

Knowledge of the Company, no interference, opposition, reissue, reexamination or other Action is or since January 1, 2012, has been pending or threatened, in which the scope, validity or enforceability of any Company IP is being or has been contested or challenged. No application for a Patent or a material copyright, mask work or Trademark registration or any other type of material Registered IP filed by or on behalf of the Company or any Company Subsidiary at any time since January 1, 2013 has been abandoned, allowed to lapse, or rejected. Section 3.17(e) of the Company Disclosure Schedule sets forth a summary listing with respect to each item of Registered IP and all legally required actions, filings and payment obligations known to Company as of the date of this Agreement and due to be made to any Governmental Authority on or prior to September 21, 2015.

(f) Non-infringement. Except as set forth in Section 3.17(f) of the Company Disclosure Schedule, to the Knowledge of the Company, since December 31, 2009, with respect to a claim under a Patent, and since January 1, 2012, with respect to a claim under any other Intellectual Property Right of a Third Party, neither the Company Products nor the operation of the business of the Company and its Subsidiaries has infringed, misappropriated or violated, or infringes, misappropriates, or violates, any Intellectual Property Right of any Third Party. To the Knowledge of the Company, no infringement, misappropriation, or similar claim or Action is pending or has been threatened in writing against any Person who may be entitled to be indemnified by the Company or any Company Subsidiary under a Contract with the Company or a Company Subsidiary, and who has provided notice of such claim to the Company or a Company Subsidiary, with respect to such claim. Since December 31, 2009 neither the Company nor any Company Subsidiary has received any written claim alleging (i) the invalidity of any of the Company IP or (ii) any infringement, misappropriation, or violation of any Intellectual Property Right of another Person by the Company or any Company Subsidiary.

(g) Infringement of Company IP. To the Knowledge of the Company, the Company has preserved all rights in any Company IP except to the extent those rights have been expressly granted or licensed by the Company (e.g., to customers).

(h) Sufficiency. The Company and the Company Subsidiaries own or otherwise have the right to use all Intellectual Property Rights and to the Company’s Knowledge, Technology, used in or necessary for the conduct of the business of the Company and the Company Subsidiaries as currently conducted. The Company IP together with all Company-owned Technology and the Third Party Intellectual Property constitutes all of the Technology and Intellectual Property Rights necessary to operate the business of the Company and the Company Subsidiaries as currently conducted; provided, that as to Technology, the foregoing is only to the Company’s Knowledge.

(i) Effect of Transaction. Except with respect to any Contract to which Purchaser or any of its Subsidiaries is a party prior to the Closing and which are unrelated to this transaction, the execution, delivery and performance of this Agreement, and the Closing, shall not, with or without notice or the lapse of time, result in or give any other Person the right or option to cause: (i) a loss of, or Lien on, any Company IP or Avago IP; (ii) a material breach of, termination of, or acceleration or modification of any right under any Contract listed or required to be listed in Sections 3.14(a)(ii) and 3.17(c) of the Company Disclosure Schedule; (iii) the release, disclosure, or delivery of any Company IP by or to any escrow agent or other Person; or (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP or Avago IP.

(j) Source Code. Except as set forth in Section 3.17(j) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has disclosed, licensed, made available or delivered to any escrow agent or any Third Party any of the source code for any Company Proprietary Software (other than source code for software drivers, API’s and similar tools, or immaterial portions of source code of Company Proprietary Software provided pursuant to a software development kit license or disclosed in connection with trials, demonstrations or similar arrangements, in each case on a non-exclusive basis and subject to written non-disclosure and non-use restrictions imposed on the recipient). To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) legally entitles a Person to delivery, license or disclosure of any source code for any Company Proprietary Software where such Person is not, as of the date of this Agreement, an employee of the Company or any Company Subsidiary.

(k) Open Source. No Company Proprietary Software is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that requires, or conditions the use or distribution of such Company Proprietary Software on (i) the disclosure, licensing, or distribution of the source code for such Company Proprietary Software or portion thereof or (ii) the granting to licensees of the right to make derivative works or other modifications to such Company Proprietary Software or portion thereof.

(l) Confidentiality; Trade Secrets. The Company and each Company Subsidiary, as applicable, has taken commercially reasonable measures to protect and maintain (i) the confidentiality of all material proprietary information that the Company and the Company Subsidiaries hold, as a trade secret, and (ii) its ownership of, and rights in, all Company IP owned by the Company or any Company Subsidiary. Without limiting the foregoing, neither the Company nor any Company Subsidiary has made any of its material trade secrets or other material confidential or proprietary information that it intended to maintain as confidential information (including source code with respect to Company IP) available to any other Person except pursuant to written agreements requiring such Person to maintain the confidentiality of such confidential information.

(m) Malicious Code. To the Knowledge of the Company, no Company Product or Company Proprietary Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed. The Company and the Company Subsidiaries implement reasonable measures designed to prevent the introduction of Malicious Code into Company Proprietary Software, including firewall protections and regular virus scans.

(n) Funding Sources. To the Knowledge of the Company, no funding, facilities (if provided by specific grant or authorization), or personnel of any public or private university, college or other educational or research institution or Governmental Authority were used, to develop or create, any Company IP.

(o) Standards Bodies. Except as set forth in Section 3.17(o) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries is or has ever been a member of, or a contributor to, any industry standards body or similar organization that could compel the Company or any Company Subsidiary to grant or offer to any Third Party any license or right to any Company IP.

3.18 Product Warranty.

(a) The Company has made available to Parent the Standard Forms of product warranties used by the Company and the Company Subsidiaries. Except as set forth on Section 3.18(a) of the Company Disclosure Schedule, to the Knowledge of the Company, none of the Company Products (i) contains any bug, defect, or error that is likely to materially and adversely affect the use, functionality, or performance of such Company Product or any product or systems reasonably anticipated by the Company or its Subsidiaries to be contained in or used in conjunction with such Company Product or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Company Product (such warranties and contractual commitments, each a “Product Warranty”), except where such failure to comply has not been material to the business of the Company and the Company Subsidiaries, taken as a whole.

(b) Each of the Company Products, other than Company Products currently in development, is, and at all times up to and including the sale thereof has been, in compliance in all material respects with applicable Law.

(c) Section 3.18(c) of the Company Disclosure Schedule sets forth, a complete and accurate listing as of the date shown thereon of all Product Warranty claims resulting in a likely potential liability to the Company or a Company Subsidiary of at least $10,000 received and logged by the Company or any Company Subsidiary regarding any Company Product since June 30, 2013, including a listing of the resolution of all such Product Warranty claims. Between the date shown on such listing and the Effective Time, neither the Company nor any Company Subsidiary shall have received Product Warranty claims resulting in liability that is material, individually or in the aggregate, to the business of the Company and the Company Subsidiaries, taken as a whole.

3.19 Tax Matters.

(a) (i) All income and other material Tax Returns required by applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any Company Subsidiary have been filed when due (taking into account extensions) in accordance with all applicable Laws, (ii) all such Tax Returns are true, correct and complete in all material respects, (iii) the Company and each Company Subsidiary has paid (or has had paid on their behalf) all material Taxes due and owing (whether or not shown on any Tax Return), (iv) all Taxes that the

Company or any Company Subsidiary is or was required to withhold or collect in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Person have been duly withheld or collected and have been timely paid, to the extent required, to the proper Taxing Authority, and (v) since the date of the most recent Company SEC Documents, neither the Company nor any Company Subsidiary has incurred any material liability for Taxes outside the ordinary course of business.

(b) Neither the Company nor any Company Subsidiary has granted any currently effective extension or waiver of the statute of limitations period applicable to any federal or material state income Tax Return, which period (after giving effect to such extension or waiver) has not yet expired (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(c) (i) Subject to exceptions as would not be material, no deficiencies for Taxes with respect to the Company or any Company Subsidiary have been claimed, proposed or assessed in writing by any Taxing Authority, except for deficiencies that have been paid or otherwise resolved; (ii) as of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened in writing against or with respect to the Company or any Company Subsidiary in respect of material Taxes; and (iii) subject to exceptions as would not be material, no claim has ever been made in writing by a Governmental Authority in a jurisdiction where the Company or any Company Subsidiary does not file a Tax Return that such Person is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return.

(d) There are no material Liens for Taxes on any assets of the Company or any Company Subsidiary, other than Permitted Liens.

(e) During the two-year period ending on the date hereof, neither the Company nor any Company Subsidiary was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code.

(f) Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or Section 301.6111-2(b)(2).

(g) (i) Neither the Company nor any Company Subsidiary is or has been a member of an affiliated group of corporations for Tax purposes (including within the meaning of Section 1504 of the Code) or any group that has filed a combined, consolidated or unitary Tax Return (other than the group of which the Company is or was the common parent), and (ii) neither the Company nor any Company Subsidiary has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract or otherwise.

(h) There are no Tax sharing agreements or similar arrangements (including Tax indemnity arrangements) with respect to or involving the Company or any Company Subsidiary (other than any such agreement solely among the Company and/or any Company Subsidiaries).

(i) Neither the Company nor any Company Subsidiary shall be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of (i) change in the method of accounting for a taxable period ending on or prior to the date hereof or (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the date hereof.

(j) Subject to such exceptions as would not be material, the prices and terms for the provision of any property or services by or to the Company or any of its Subsidiaries have been arm’s length for purposes of the relevant transfer pricing laws, and all related documentation required by such laws has been timely prepared or obtained and, if necessary, retained.

3.20 Insurance. Section 3.20 of the Company Disclosure Schedule contains an accurate and complete list of all current material insurance policies relating to the business, assets and operations of the Company and the Company Subsidiaries (the “Insurance Policies”). Each of the Insurance Policies is in full force and effect, all premiums currently due thereon have been paid in full and the Company and the Company Subsidiaries are in compliance in all material respects with the terms and conditions of such Insurance Policies. Since June 24, 2012, none of the Company or any Company Subsidiary has received any notice or other communication regarding any actual or possible (a) cancellation of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage, (b) invalidation of any Insurance Policy, (c) refusal of any coverage, limitation in coverage or rejection of any material claim under any Insurance Policy or (d) material adjustment in the amount of the premiums payable with respect to any Insurance Policy, except as would not be material and adverse to the business of the Company and the Company Subsidiaries taken as a whole. There is no material claim by the Company or any Company Subsidiary pending under any of the Insurance Policies and no material claim made since June 24, 2012, in the case of any pending claim, has been questioned or disputed by the underwriters of such Insurance Policies. None of the Insurance Policies shall terminate or lapse (or be affected in any other materially adverse manner) by reason of the transactions contemplated by this Agreement.

3.21 Properties and Assets. The Company and the Company Subsidiaries have, and immediately following the Effective Time shall continue to have, good and valid title to their owned assets and properties, or in the case of assets and properties they lease, license, or have other rights in, good and valid rights by lease, license or other agreement to use, all assets and properties (in each case, tangible and intangible) (i) necessary and desirable to permit the Company and the Company Subsidiaries to conduct their businesses in all material respects as currently conducted and (ii) free and clear of all Liens other than Permitted Liens. Notwithstanding the foregoing, it is understood and agreed that matters regarding Company Intellectual Property are addressed solely in Section 3.17 and not in this Section 3.21.

3.22 Real Property.

(a) (i) The Company and each Company Subsidiary has good and marketable fee simple title to all of its Owned Real Property (as defined below), and valid leasehold interests in all of its Leased Real Property (as defined below) in each case free and clear of all Liens, except for Permitted Liens.

(b) Section 3.22(b) of the Company Disclosure Schedule sets forth a complete and correct list of all real property and interests in real property currently owned by the Company or any Company Subsidiary (each, an “Owned Real Property”). Section 3.22(b) of the Company Disclosure Schedule sets forth (i) a true and complete list of all real property that is leased, subleased or otherwise occupied by the Company or any Company Subsidiary (each, a “Leased Real Property”), (ii) the address for each Leased Real Property, (iii) current monthly rent amounts payable by the Company or any Company Subsidiary related to such Leased Real Property, and (iv) a description of the agreement evidencing the applicable lease or sublease, and any and all amendments, modifications, and side letters relating thereto, if any (each a “Lease Agreement”). All Lease Agreements are the valid, binding obligations of the Company and the Company Subsidiaries, as applicable, and, to the Knowledge of the Company, of the other party or parties thereto, and are in full force and effect, without penalty, acceleration, termination, default, breach, repurchase right or other adverse consequence on account of the execution, delivery or performance of this Agreement by the Company and the Company Subsidiaries, as applicable and the consummation of the transactions contemplated hereby. The Company has provided Parent with true, correct, accurate and complete copies of each Lease Agreement, and each Lease Agreement represents the entire agreement between the Company or any Company Subsidiary and the counterparty thereto. Except for Permitted Liens, no Owned Real Property or Leased Real Property is subject to any Lien or agreement granting to any Third Party any interest in such Owned Real Property or Leased Real Property or any right to the use or occupancy of any Owned Real Property or Leased Real Property. The Company and each Company Subsidiary has performed all material obligations required to be performed by it to date under each Lease Agreement, and there are no outstanding defaults or circumstances which, upon the giving of notice or passage of time or both, would constitute a default or breach by any party under any Lease Agreement.

(c) The Owned Real Property and the Leased Real Property constitute all real property currently used in connection with the business of the Company and the Company Subsidiaries and which are necessary for the continued operation of the business as the business is currently conducted. Except as would not materially affect the ability of the Company and the Company Subsidiaries, taken as a whole, to operate their business as currently conducted, there are no structural, electrical, mechanical or other defects in any improvements located on any of the Owned Real Property or the Leased Real Property. Neither the Company nor any Company Subsidiary has received written notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation proceeding with respect to any of the Owned Real Property or the Leased Real Property. Neither the Company nor any Company Subsidiary has received written notice of, or, to the Knowledge of the Company, oral notice of, any zoning, ordinance, building, land use, fire or health code or other legal violation affecting such Owned Real Property or Leased Real Property.

(d) Each Owned Real Property and Leased Real Property and the improvements located thereon are supplied with utilities and other services necessary for the operation of the business of the Company and the Company Subsidiaries, as applicable, at such Owned Real Property or Leased Real Property and improvements, including gas, electricity, water, telephone, sanitary sewer and storm sewer, all of which services are adequate in accordance with all applicable laws and are provided via public roads or via permanent, irrevocable, appurtenant easements benefitting such Owned Real Property or Leased Real Property.

(e) The Company has delivered to Parent correct and complete copies of all title insurance policies with respect to each Owned Real Property in the Company’s possession or reasonably available to the Company, and, to the Knowledge of the Company, there are no material changes in the facts reflected on such title insurance policies.

3.23 Opinion of Financial Advisor. The Company Board has received the opinion of Goldman, Sachs & Co. (the “Company Financial Advisor”), to the effect that, as of the date of this Agreement and based upon and subject to the factors and assumptions set forth therein, the $8.00 in cash per Share to be paid to the holders (other than Parent and its Affiliates) of Shares pursuant to this Agreement is fair from a financial point of view to such holders (the “Fairness Opinion”).

3.24 Information in the Offer Documents and Schedule 14D-9. The information supplied by the Company expressly for inclusion or incorporation by reference in the Offer Documents (and any amendment thereof or supplement thereto) shall not, when filed with the SEC, when distributed or disseminated to the Company’s stockholders, and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 (and any amendment thereof or supplement thereto) shall comply as to form in all material respects with the provisions of Rule 14d-9 of the Exchange Act, Regulation M-A and any other applicable federal securities Laws and shall not, when filed with the SEC, when distributed or disseminated to the Company’s stockholders, and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that the Company makes no representation or warranty with respect to statements made in the Schedule 14D-9 based on information furnished by the Purchaser in writing expressly for inclusion therein.

3.25 Brokers. Except for the Company’s obligations to the Company Financial Advisor, neither the Company nor any stockholder, director, officer, employee or Affiliate of the Company, has incurred or shall incur on behalf of the Company or any Company Subsidiary, any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Offer and the Merger. The Company has heretofore made available to Parent accurate and complete copies of all Contracts between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment or commission relating to the Offer or the Merger or any other transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND

THE PURCHASER

Except (i) as disclosed in the registration statements, prospectuses, forms, reports, definitive proxy statements, schedules, statements and documents required to be filed or furnished by it under the Securities Act or Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes Oxley Act (such documents and any other documents filed by Avago or any Subsidiary of Avago with the SEC, as have been supplemented, modified or amended since the time of filing, the “Avago SEC Documents”), in each case filed on or after December 31, 2013 and prior to the date hereof, and only to the extent reasonably apparent from the disclosure therein (but excluding (A) any forward-looking disclosures contained in “Forward Looking Statements” and “Risk Factors” sections of the Avago SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature and (B) information included in, or incorporated by reference as, exhibits and schedules to any Avago SEC Documents that have been filed with the SEC) and (ii) as set forth in the disclosure schedule delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”), which identifies items of disclosure by reference to a particular Section or Subsection of this Agreement (provided, however, that any disclosure made in the Parent Disclosure Schedule shall be deemed to be disclosed with respect to any section of this Agreement to the extent the relevance of such disclosure to any such representation or warranty is reasonably apparent from the text of such disclosure), Parent and the Purchaser hereby represent and warrant to the Company as follows:

4.1 Organization and Qualification. Each of Parent and the Purchaser is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all requisite organizational power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted. Each of Parent and the Purchaser is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not materially impair the ability of Parent and the Purchaser to consummate, or prevent or materially delay, the Offer, Merger or any of the other transactions contemplated by this Agreement.

4.2 Authority.

(a) Each of Parent and the Purchaser has all necessary organizational power and corporate authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Offer and the Merger. The execution and delivery of this Agreement by each of Parent and the Purchaser, as applicable, and the consummation by Parent and the Purchaser of the transactions contemplated hereby, including the Offer and the Merger, have been duly and validly authorized by all necessary organizational action, and no other organizational proceedings on the part of Parent or the Purchaser and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than, with respect to the Merger, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL. This Agreement has been duly authorized and validly executed and delivered by Parent and the Purchaser, and, assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of Parent and the Purchaser, enforceable against Parent and the Purchaser in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity, whether considered in a proceeding in equity or at law).

(b) Further to Section 4.2(a), no vote or consent of the holders of any class or series of capital stock of Parent is necessary or required (including under the NASDAQ rules, the amended and restated certificate of incorporation or bylaws of Parent or applicable Law) to approve this Agreement or the other transactions contemplated hereby, including the Offer and the Merger. The vote or consent of Parent as the sole stockholder of the Purchaser (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of the Purchaser necessary to approve this Agreement or the other transactions contemplated hereby, including the Offer and the Merger.

4.3 No Conflict. None of the execution, delivery or performance of this Agreement by Parent and the Purchaser, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation by Parent and the Purchaser of the Merger or any other transaction contemplated by this Agreement, or compliance by Parent and the Purchaser with any of the provisions of this Agreement shall (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent and the Purchaser; (b) assuming that all consents, approvals, authorizations and permits described in Section 4.4 have been obtained and all filings and notifications described in Section 4.4 have been made and any waiting periods thereunder have terminated or expired, violate any Law applicable to Parent and the Purchaser or any other Subsidiary of Parent (each a “Parent Subsidiary”) or any of their respective properties or assets or (c) require any consent or approval under, violate, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of Parent or the Purchaser or any Parent Subsidiary pursuant to any Contract or permit to which Parent or the Purchaser or any Parent Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which, individually or in the aggregate, would not materially impair the ability of Parent and the Purchaser to consummate, or prevent or materially delay, the Offer, the Merger or any of the other transactions contemplated by this Agreement.

4.4 Required Filings and Consents. Assuming the accuracy of the representations and warranties of the Company in Section 3.5, none of the execution, delivery or performance of this Agreement by Parent and the Purchaser, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation by Parent and the Purchaser of the Merger or any other transaction contemplated by this Agreement, or compliance by Parent or the Purchaser with any of the provisions of this Agreement shall require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Authority or any other Person, other than (a) the filing of the Certificate of Merger as required by the DGCL, (b) compliance with the applicable requirements of the Exchange Act and the Securities Act, (c) filings with the SEC as may be required by the Company in connection with this Agreement and the transactions contemplated hereby, (d) such filings as may be required under the rules and regulations of NASDAQ, (e) compliance with the applicable requirements of the HSR Act and other Foreign Antitrust Laws, and (f) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Authority or any other Person, individually or in the aggregate, would not materially impair the ability of Parent and the Purchaser to consummate, or prevent or materially delay, the Offer, the Merger or any of the other transactions contemplated by this Agreement.

4.5 Litigation. As of the date hereof, there is no Order or Action pending, or to the Knowledge of Parent, threatened in writing against Parent or the Purchaser or their respective assets or properties, except as would not, individually or in the aggregate, materially impair the ability of Parent or the Purchaser to consummate, or prevent or materially delay, the Offer, the Merger or any of the other transactions contemplated by this Agreement.

4.6 Information in the Schedule 14D-9. The information supplied by Parent and the Purchaser in writing expressly for inclusion or incorporation by reference in the Schedule 14D-9 (and any amendment thereof or supplement thereto) shall not, at the date mailed to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

4.7 Information in the Offer Documents. The Offer Documents (and any amendment thereof or supplement thereto) shall not, when filed with the SEC, at the time of distribution or dissemination thereof to the stockholders of the Company, and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Purchaser with respect to statements made in the Offer Documents based on information supplied by the Company in writing expressly for inclusion therein. The Offer Documents (and any amendment thereof or supplement thereto) shall comply as to form in all material respects with the provisions of the Exchange Act and any other applicable federal securities Laws.

4.8 Sufficiency of Funds. As of the Acceptance Time and the Effective Time, Parent shall have sufficient funds to consummate the transactions contemplated by this Agreement and to satisfy all of Parent’s and the Purchaser’s monetary and other obligations under this Agreement, and shall make available to the Purchaser such funds, including the payment of the Offer Price in respect of each Share validly tendered and accepted in the Offer, the payment of the Merger Consideration in respect of the Merger and the payment of all associated Expenses of the Offer and the Merger to be paid by Parent. As of the date hereof, Parent owns at least $1,000,000,000 of assets on a consolidated basis (as calculated in accordance with GAAP).

4.9 Ownership of the Purchaser; No Prior Activities. All of the issued and outstanding shares of capital stock of the Purchaser are and as of the Effective Time shall be,

owned of record and beneficially by Parent either directly or indirectly through one or more of its Subsidiaries. The Purchaser was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, the Purchaser has not and shall not prior to the Closing Date have incurred, directly or indirectly, through any Subsidiary or otherwise, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any Contracts with any Person.

4.10 DGCL Section 203. Other than the Tender Agreements, neither Parent, the Purchaser, nor any of their Affiliates (excluding the Company and the Company Subsidiaries) are subject to any written “agreements, arrangements or understandings” as such terms are used in Section 203 of the DGCL, as of the date hereof, that relate in any way to the Company or the transactions contemplated by this Agreement.

4.11 Ownership of Shares. Neither Parent nor the Purchaser or any of their Subsidiaries beneficially owns any Shares.

4.12 Brokers. Neither Parent nor the Purchase nor any of their respective stockholders, directors, officers, employees or Affiliates has incurred or shall incur on behalf of Parent or the Purchaser or any Parent Subsidiary any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement for which the Company would have any liability prior to the Effective Time.

ARTICLE V

COVENANTS

5.1 Conduct of Business.

(a) The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.1(a) of the Company Disclosure Schedule, as expressly required by applicable Law or this Agreement or otherwise with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed, except with respect to Section 5.1(b)(xiv)(D) as to which Parent may withhold, condition or delay its consent in its sole discretion), the Company shall, and shall cause each Company Subsidiary to, (i) conduct its business only in the ordinary course of business consistent with past practice, (ii) use its commercially reasonable efforts to keep available the services of the current officers, employees and consultants of the Company and each Company Subsidiary and preserve the goodwill and current relationships of the Company and each Company Subsidiary with customers, suppliers and other Persons with which the Company or any Company Subsidiary has significant business relations, and (iii) use its commercially reasonable efforts to preserve intact its business organization.

(b) Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1(b) of the Company Disclosure Schedule, as expressly required by applicable Law or this Agreement, or otherwise with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following:

(i) amend the certificate of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise) of the Company or any Company Subsidiary;

(ii) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of the Company or any Company Subsidiary (other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent, distributions under the Company ESPP as permitted by this Agreement and distributions resulting from the vesting or exercise of Company Options or the vesting and settlement of Company RSUs or Company Stock Awards outstanding on the date of this Agreement), (B) split, combine or reclassify any capital stock of the Company or any Company Subsidiary, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock of the Company or any Company Subsidiary, (D) purchase, redeem or otherwise acquire any Equity Interest in the Company or any Company Subsidiary except for acquisitions of Company Common Stock by the Company from holders of Company Options, Company RSUs or Company Stock Awards, outstanding on the date of this Agreement, in satisfaction of the applicable exercise price and/or withholding taxes, or (E) take any action that would result in any amendment, modification or change of any term of any Indebtedness of the Company or any Company Subsidiary;

(iii) (A) issue, deliver, sell, grant, pledge, transfer, subject to any Lien (other than Permitted Liens) or otherwise encumber or dispose of any Equity Interest in the Company or any Company Subsidiary, other than the issuance of shares of Company Common Stock upon the exercise of Company Options or the settlement of Company RSUs or Company Stock Awards, in each case, that are outstanding on the date of this Agreement and in accordance with the applicable equity award’s terms as in effect on the date of this Agreement or (B) amend any term of any Equity Interest of the Company or any Company Security (in each case, whether by merger, consolidation or otherwise);

(iv) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, each with respect to the Company or any Company Subsidiary;

(v) incur any capital expenditures or any obligations or liabilities in respect thereof in excess of $2,000,000 in the aggregate in any fiscal quarter;

(vi) acquire (A) any material business, assets or capital stock of any Person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), (B) any other assets other than assets acquired in the ordinary course of business consistent with past practice, or (C) acquire or license from any Person any Intellectual Property Rights or Technology other than in the ordinary course of business consistent with past practice;

(vii) (A) sell, lease, license, pledge, transfer, subject to any Lien or otherwise dispose of any of its Intellectual Property Rights or Technology, material assets or material properties (including Company Products) except (1) pursuant to existing Contracts or commitments in effect prior to the execution of this Agreement, (2) sales of Inventory or used equipment in the ordinary course of business consistent with past practice or (3) Permitted Liens incurred in the ordinary course of business consistent with past practice, (B) sell, dispose of, disclose, or license the source code for Company Proprietary Software to any Person (other than immaterial portions of source code of Company Proprietary Software provided pursuant to a software development kit license or disclosed in connection with trials, demonstrations or similar arrangements, in each case on a non-exclusive basis and subject to written non-disclosure and non-use restrictions imposed on and agreed to by the recipient), (C) disclose any material trade secrets or other proprietary and confidential information to any Person that is not subject to any confidentiality or non-disclosure agreement, or (D) enter into any arrangement, the result of which is the loss, expiration or termination of any license or right under or to any Third Party Intellectual Property;

(viii) (A) hire any new employee to whom a written offer of employment has not previously been offered and accepted prior to the date of this Agreement or, after the date of this Agreement, extend any new offers of employment with the Company or any Company Subsidiary to any individual, (B) grant to any current or former director, officer, employee or consultant of the Company or any Company Subsidiary any (1) increase in compensation, (2) bonus, or (3) other benefits, except as agreed to prior to the date of this Agreement, (C) grant to any current or former director, officer, employee or consultant of the Company or any Company Subsidiary any severance or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, (D) except as otherwise contemplated pursuant to Section 5.10 hereof, establish, adopt, enter into or amend any Company Employee Plan (other than offer letters that contemplate “at will” employment without severance benefits) or collective bargaining agreement, in each case except as required by applicable Law, (E) take any action to amend or waive any performance or vesting criteria or accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Employee Plan except to the extent required pursuant to the terms thereof or applicable Law, or (F) make any Person a beneficiary of any retention plan under which such Person is not as of the date of this Agreement a beneficiary which would entitle such Person to vesting, acceleration or any other right as a consequence of consummation of the transactions contemplated by this Agreement;

(ix) (A) write-down any of its material assets, including any capitalized Inventory or Company IP, in excess of $150,000, except for depreciation and amortization in accordance with GAAP or in accordance with the ordinary course of business consistent with past practice or (B) make any change in any method of financial accounting principles, method or practices, in each case except for any such change required by GAAP or applicable Law, including Regulation S-X under the Exchange Act (in each case following consultation with the Company’s independent auditor);

(x) (A) incur any Indebtedness in an amount in excess of $50,000 or modify in any material respect the terms of any Indebtedness, including by way of a guarantee or an issuance or sale of debt securities, or issue and sell options, warrants, calls or other rights to acquire any debt securities of the Company or any Company Subsidiary or (B) make any loans, advances or capital contributions to, or investments in, any other Person in excess of $5,000, other than (1) to the Company or any Company Subsidiary or (2) accounts receivable and extensions of credit in the ordinary course of business, and advances of expenses to employees, in each case in the ordinary course of business consistent with past practice;

(xi) agree to any exclusivity, non-competition, most favored nation, or similar provision or covenant (A) restricting the Company, any Company Subsidiary, or any of their respective Affiliates, from competing in any line of business or with any Person or in any area or engaging in any activity or business (including with respect to the development, manufacture, marketing or distribution of their respective products or services), or (B) pursuant to which any benefit or right would be required to be given or lost as a result of so competing or engaging, or (C) which in any event would have any such effect on Parent or any of its Affiliates after the consummation of the Merger or the Closing Date, except with respect to clauses (A) and (B), any such provision or covenant entered into in the ordinary course of business consistent with past practice and which is terminable by the Company or any Company Subsidiary, as applicable, without penalty upon no more than 30 days’ notice;

(xii) enter into any Contract or materially amend any Contract, or relinquish or terminate any Contract, in any individual case with an annual value in excess of $75,000 or with a value over the life of the Contract in excess of $200,000, other than (A) entering into non-exclusive software license agreements where the Company or any Company Subsidiary is the licensor in the ordinary course of business consistent with past practice, (B) entering into service or maintenance Contracts in the ordinary course of business consistent with past practice pursuant to which the Company or any Company Subsidiary is providing services to customers, (C) entering into non-exclusive distribution, marketing, reselling or consulting agreements in the ordinary course of business consistent with past practice that provide for distribution of a Company Product by a Third Party, or (D) entering into non-exclusive OEM agreements in the ordinary course of business consistent with past practice that are terminable without penalty within twelve months;

(xiii) make or change any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, file its U.S. federal Tax Return for its 2014 fiscal year without affording Parent a reasonable opportunity to review and comment on such Tax Return and reflecting all reasonable comments suggested thereto by Parent, amend any material Tax Returns or file any material claim for Tax refunds, enter into any closing agreement with the Internal Revenue Service (“IRS”) or any other material closing agreement, enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, settle any Tax claim, audit or assessment with the IRS or any other material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund or credit;

(xiv) (A) institute, compromise or settle (or agree to do any of the preceding with respect to) any Actions (other than to enforce this Agreement), (B) waive, relinquish, release, grant, transfer or assign any right with a value of more than $100,000 in any individual case except in the ordinary course of business consistent with past practice, (C) commence any material litigation, investigation, arbitration or other Action against any Third Party, or (D) compromise or settle (or agree to do any of the preceding with respect to) any

Actions, shareholder litigation or other disputes against the Company or any Company Subsidiary or any of the officers or directors of the Company or any Company Subsidiary that relate to the transactions contemplated hereby or any demands or applications for appraisal of Company Common Stock;

(xv) engage in (A) any trade loading practices or any other promotional sales or discount activity with any customers or distributors with any intent of accelerating to prior fiscal quarters (including the current fiscal quarter) sales to the trade or otherwise that would otherwise be expected (based on past practice) to occur in subsequent fiscal quarters, (B) any practice which would reasonably be expected to have the effect of accelerating to prior fiscal quarters (including the current fiscal quarter) collections of receivables that would otherwise be expected (based on past practice) to be made in subsequent fiscal quarters, (C) any promotional sales or discount activity in a manner outside the ordinary course of business consistent with past practice, or (D) any practice which would reasonably be expected to have the effect of postponing to subsequent fiscal quarters payments by the Company or any Company Subsidiary that would otherwise be expected (based on past practice) to be made in prior fiscal quarters (including the current fiscal quarter);

(xvi) cancel or terminate or allow to lapse without commercially reasonably substitute policy therefor, or amend in any material respect or enter into, any material Insurance Policy, other than the renewal of existing Insurance Policies or enter into commercial reasonable substitute policies therefor;

(xvii) take any action that is intended or would reasonably be expected to result in any of the conditions and requirements of the Offer set forth in Annex I or the conditions to the Merger set forth in ARTICLE VI not being satisfied;

(xviii) except as required by applicable Law, convene any regular or special meeting (or any adjournment thereof) of the stockholders of the Company;

(xix) make any material change in its investment policies with respect to cash or marketable securities;

(xx) become party to or approve or adopt any stockholder rights plan or “poison pill” agreement; or

(xxi) authorize or enter into any Contract or otherwise make any commitment to do any of the foregoing.

5.2 Access to Information.

(a) From the date of this Agreement until the Effective Time, upon reasonable prior written notice by Parent or the Purchaser, the Company shall, and shall use commercially reasonable efforts to cause each Company Subsidiary and each of their respective Representatives: (i) provide to Parent and the Purchaser and their respective Representatives access at reasonable times to the officers, employees, agents, properties, offices and other facilities of the Company and each Company Subsidiary and to the books and records thereof (including Tax Returns) and (ii) furnish such information concerning the business, properties, offices and other facilities, Contracts, assets, liabilities, employees, officers and other aspects of the Company and each Company Subsidiary as Parent or its Representatives may reasonably request; provided, that the foregoing shall not apply to information relating to any Competing Proposal, provision for which is exclusively provided in Section 5.3. The Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other pursuant to this Section 5.2(a) as “Outside Counsel Only Material.” No investigation conducted pursuant to this Section 5.2(a) shall affect or be deemed to modify or limit any representation or warranty made by the Company in this Agreement.

(b) With respect to the information disclosed pursuant to Section 5.2(a), Parent shall comply with, and shall cause its Representatives to comply with, all of its obligations under the Confidentiality Agreement.

5.3 No Solicitation.

(a) The Company shall and shall cause each of the Company Subsidiaries and its Representatives to immediately (i) cease and cause to be terminated any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Competing Proposal or Competing Inquiry and (ii) request, and thereafter use best efforts to cause, each Person that has previously executed a confidentiality agreement in connection with such Person’s consideration of a Competing Proposal to return to the Company or destroy any non-public information previously furnished to such Person or to any Person’s Representatives by or on behalf of the Company or any Company Subsidiary.

(b) From and after the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with ARTICLE VII, the Company shall not and shall cause each of the Company Subsidiaries and its and their Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or encourage (including by way of furnishing non-public information) any Competing Proposal or Competing Inquiry, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, a Competing Proposal or Competing Inquiry (for the avoidance of doubt, it being understood that the foregoing shall not prohibit the Company or its Representatives from making such Person aware of the restrictions of this Section 5.3 in response to the receipt of a Competing Proposal), (iii) approve, endorse, recommend, execute or enter into, or publicly propose to approve, endorse, recommend, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive Contract (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal (an “Alternative Acquisition Agreement”), (iv) take any action to make the provisions of any Takeover Statute (including Section 203 of the DGCL) or any applicable anti-takeover provision in the Company’s organizational documents inapplicable to any transactions contemplated by a Competing Proposal, (v) terminate, amend, release, modify or knowingly fail to enforce any provision of, of grant any permission, waiver or request under, any standstill, confidentiality or similar contract entered into by the Company in respect of or in contemplation of a Competing Proposal (other than to the extent the Company Board determines in good faith, after consultation with the Company’s independent financial advisors and outside legal counsel, that failure to take any such actions under this Section 5.3(b)(v) would be reasonably likely to result in a breach of its fiduciary duties under applicable Law) or (vi) propose, resolve or agree to do any of the foregoing.

(c) Notwithstanding anything to the contrary contained in Section 5.3(b) or any other provisions of this Agreement, if, at any time on or after the date of this Agreement and prior to the Acceptance Time, (i) the Company, any Company Subsidiary or any of its Representatives receives a written, bona-fide Competing Proposal from any Person or group of Persons which did not result from any breach by the Company, any Company Subsidiary or their Representatives of this Section 5.3, (ii) the Company Board determines in good faith, after consultation with the Company’s independent financial advisors and outside legal counsel, that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, and (iii) the Company Board determines in good faith, after consultation with its legal advisors, that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Law, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and the Company Subsidiaries to the Person or group of Persons who has made such Competing Proposal; provided, that the Company shall promptly (and in any event within 24 hours) provide to Parent any material non-public information concerning the Company or any Company Subsidiary that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal.

(d) From and after the date of this Agreement, the Company shall promptly (and in any event within 24 hours), notify Parent in the event that the Company, any Company Subsidiary or any of their Representatives receives (i) any Competing Proposal or a Competing Inquiry, (ii) any request for non-public information relating to the Company or any Company Subsidiary other than requests for information in the ordinary course of business consistent with past practice and unrelated to a Competing Proposal, or (iii) any Competing Inquiry or request for discussions or negotiations regarding any Competing Proposal. In connection with such notice, the Company shall indicate the identity of such Person or group of Persons and shall provide a copy of such Competing Inquiry, Competing Proposal, indication, or request (or, where no such copy is available, a reasonably detailed description of such Competing Inquiry, Competing Proposal, indication, or request), including any modifications thereto. Thereafter, the Company shall keep Parent informed (orally and in writing) on a current basis (and in any event at Parent’s request and otherwise no later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any Competing Inquiry, Competing Proposal, indication, or request (including the material terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations, including furnishing copies of any revised written proposals or offers relating thereto. Neither the Company nor any Company Subsidiary shall enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 5.3.

(e) From and after the date of this Agreement, except as expressly permitted by this Section 5.3(e) and subject in all respects to Section 5.3(f), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify, in a manner adverse to Parent or the Purchaser, the Company Board Recommendation, (ii) fail to include the Company Board Recommendation in the Schedule 14D-9, (iii) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes a Competing Proposal is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the stockholders of the Company (taking no position with respect to the acceptance of such tender offer or exchange offer by the stockholders of the Company, shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within 10 Business Days after commencement thereof or fail to reaffirm the Company Board Recommendation within four Business Days after Parent so requests in writing (provided, that Parent shall be not be entitled to request such reaffirmation more than three times), (iv) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Competing Proposal made or received after the date of this Agreement (any of the actions described in clauses (i) through (iv) of this Section 5.3(e), an “Adverse Recommendation Change”), or (v) cause or permit the Company or any Company Subsidiary to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Acceptance Time, the Company Board shall be permitted to effect any Adverse Recommendation Change (x) described in clause (i) of such definition or otherwise terminate this Agreement to concurrently enter into a definitive Alternative Acquisition Agreement, in each case solely, under this clause (x), with respect to a Superior Proposal, subject in each case to compliance with Section 5.3(f) and the concurrent payment of any amount owed Parent pursuant to Section 7.2, if the Company Board (A) has received a bona fide written Competing Proposal that the Company Board determines in good faith, after consultation with the Company’s independent financial advisors and outside legal counsel, constitutes a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by Parent and the Purchaser pursuant to Section 5.3(f) and (B) determines in good faith, after consultation with its legal advisors, that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Law or (y) in response to a material development or change in circumstances (that is not a Competing Inquiry or Competing Proposal) and that was not known to the Company Board as of the date of this Agreement (an “Intervening Event”) if the Company Board determines in good faith, after consultation with its legal advisors, that failure to make an Adverse Recommendation Change would be reasonably likely to result in a breach of its fiduciary duties under applicable Law; provided, that the Company Board may not make an Adverse Recommendation Change in response to an Intervening Event unless the Company (A) provides Parent with a written description of such Intervening Event in reasonable detail, (B) keeps Parent reasonably informed of material developments with respect to such Intervening Event, (C) notifies Parent in writing at least four Business Days before making an Adverse Recommendation Change with respect to such Intervening Event of its intention to do so and specifying the reasons therefor, and (D) prior to the expiration of such four Business Day period, Parent does not make a bona fide proposal to amend the terms of this Agreement that the Company Board determines in good faith would obviate the need to make an Adverse Recommendation Change in accordance with its fiduciary duties under applicable Law.

(f) From and after the date of this Agreement, the Company Board shall not be entitled to effect an Adverse Recommendation Change or terminate this Agreement, in each case, with respect to a Superior Proposal unless (i) none of the Company, any Company Subsidiary or any of their Representatives has breached this Section 5.3 in any respect as relates to such Superior Proposal, (ii) the Company has provided written notice (a “Notice of Superior Proposal”) to Parent and the Purchaser that the Company intends to take such action, which notice includes an unredacted copy of the Superior Proposal that is the basis of such action (including the identity of the Third Party making the Superior Proposal) and copies of all relevant documents relating to such Superior Proposal, (iii) during the four Business Days period following Parent’s and the Purchaser’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause the its Representatives to, negotiate with Parent and the Purchaser in good faith (to the extent Parent and the Purchaser desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal would cease to constitute a Superior Proposal, and (iv) following the end of the four Business Days period, the Company Board shall have determined in good faith, after consultation with the Company’s independent financial advisors and outside legal counsel, taking into account any changes to this Agreement proposed in writing by Parent and the Purchaser in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. Any amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Superior Proposal and the Company shall be required to comply again with the requirements of this Section 5.3(f); provided, however, that for purposes of this sentence, references to the four Business Day period above shall be deemed to be references to a two Business Day period.

(g) Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through their respective Representatives, from (i) taking and disclosing to the Company’s stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rule 14d-9 or Rule 14e-2 under the Exchange Act or (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act if the Company Board has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be reasonably likely to result in a breach of the directors’ fiduciary duties under applicable Law; provided, however, that any disclosure permitted under Section 5.3(g)(i) that is not an express rejection of any applicable Competing Proposal or an express reaffirmation of the Company Board’s recommendation in favor of the transactions contemplated by this Agreement shall be deemed an Adverse Recommendation Change.

(h) The Company agrees that any violation of the restrictions set forth in this Section 5.3 by any of its Representatives shall be deemed a breach of this Agreement (including this Section 5.3) by the Company.

5.4 Appropriate Action; Consents; Filings.

(a) The Company and Parent shall use (and cause their respective Subsidiaries to use) their commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Authorities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any Action or Order by any Governmental Authority, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Merger, and (iii) promptly make all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement, the Offer and the Merger required under (A) the Exchange Act, the Securities Act and any other applicable securities Laws, (B) the HSR Act and the Foreign Antitrust Laws, and (C) any other applicable Law, if any; provided, that the Company and Parent shall cooperate with each other in all respects in connection with (x) preparing and filing the Offer Documents, the Schedule 14D-9 and any other filings made or required to be made with the SEC in connection with the Offer or the Merger and the transactions contemplated thereby, (y) making an appropriate filing pursuant to the HSR Act and the Foreign Antitrust Laws as set forth in Section 5.4(d) and determining whether any other action by or in respect of, or filing with, any Governmental Authority is required, in connection with the consummation of the Offer or the Merger, and (z) seeking any such actions, consents, approvals or waivers or timely making any such filings. The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. The Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other pursuant to this Section 5.4 as “Outside Counsel Only Material.”

(b) The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to Third Parties required to be given by such Person, and use, and cause their respective Subsidiaries to use, their commercially reasonable efforts to obtain any Third Party consents applicable to the Company or Parent, as the case may be, (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (ii) required to be disclosed in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, or (iii) in the case of the Company, required to prevent a Company Material Adverse Effect from occurring prior to or after the Effective Time; provided, however, that the Company and Parent shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts in connection with consummation of the Offer or the Merger and seeking any such actions, consents, approvals or waivers. In the event that the Company shall fail to obtain any Third Party consent described in the first sentence of this Section 5.4(b), the Company shall use its commercially reasonable efforts, and shall take any such actions reasonably requested by Parent, to minimize any adverse effect upon the Company and its Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result, after the consummation of the Offer or the Effective Time, from the failure to obtain such consent. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person with respect to the Offer or the Merger, (i) without the prior written consent of Parent, none of the Company or any Company Subsidiary shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such Person and (ii) neither Parent nor the Purchaser shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such Person.

(c) Without limiting the generality of anything contained in this Section 5.4, each party hereto shall: (i) give the other parties prompt notice of any request, inquiry,

objection, charge or other Action, actual or threatened, by or before the United States Federal Trade Commission (“FTC”), the United States Department of Justice (“DOJ”) or any other applicable Governmental Authority or any Third Party with respect to the Offer, the Merger or any of the other transactions contemplated by this Agreement, (ii) keep the other parties informed as to the status of any such request, inquiry, objection, charge or other Action, and (iii) promptly inform the other parties of any communication to or from any Governmental Authority or any Third Party regarding the Offer or the Merger. Each party hereto shall (i) use its commercially reasonable efforts to resolve any such request, inquiry, objection, charge or other Action, and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement so as to permit consummation of the transactions contemplated by this Agreement, and (ii) consult and cooperate with the other parties and consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement (such cooperation shall include consultation with each other in advance of any meeting or conference with the FTC, the DOJ or any other Governmental Authority or, in connection with any Action by a Third Party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, providing the other party the opportunity to attend and participate in such meetings and conferences).

(d) Without limiting the generality of anything contained in this Section 5.4, each party hereto agrees to: (i) on the date of the commencement of the Offer, make an appropriate filing of a Notification and Report Form pursuant to the HSR Act (including seeking early termination of the waiting period under the HSR Act) with respect to the transactions contemplated by this Agreement, (ii) on the later of (x) the date of the commencement of the Offer and (y) 10 Business Days following the date of this Agreement, make the appropriate initial filings pursuant to the Foreign Antitrust Laws with respect to the transactions contemplated by this Agreement, (iii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act by the FTC or the DOJ or pursuant to the Foreign Antitrust laws by the applicable Governmental Authorities, and (iv) use its commercially reasonable efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 5.4 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act and the Foreign Antitrust Laws as soon as practicable. Parent shall be entitled to direct the antitrust defense of the Offer, the Merger or any other transactions contemplated thereby, or negotiations with, any Governmental Authority or other Third Party relating to the Offer, the Merger or regulatory filings under applicable competition Law, subject to the provisions of this Section 5.4. The Company shall use its commercially reasonable efforts to provide full and effective support of Parent in all material respects in all such negotiations and other discussions or actions to the extent requested by Parent. The Company shall not make any offer, acceptance or counter-offer to or otherwise engage in negotiations or discussions with any Governmental Authority with respect to any proposed settlement, consent decree, commitment or remedy, or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, except as specifically requested by or agreed with Parent. Each party hereto shall bear its own Expenses in connection with any such filings and actions contemplated pursuant to this Section 5.4(d). None of Parent, the Purchaser or the Company shall commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act or applicable competition Laws, without the prior written consent of the other parties. If any request for additional information and documents, including a “second request” under the HSR Act, is received from any Governmental Authority then the Parties shall substantially comply with any such request at the earliest practicable date. If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority challenging the transactions contemplated by this Agreement as violative of the HSR Act or any applicable antitrust or competition Law, each of Parent and the Company shall, and shall cause their respective Representatives to, cooperate to contest and resist, except insofar as Parent and the Company may otherwise agree, any such action or proceeding, including any action or proceeding that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent or restrict consummation of the transactions contemplated by this Agreement.

(e) Notwithstanding the foregoing or any other provision of this Agreement (but subject in all respects to Section 5.1), (i) nothing in this Section 5.4 shall limit a party’s right to terminate this Agreement pursuant to ARTICLE VII hereof and (ii) nothing in this Agreement shall obligate Parent, the Purchaser or any of their respective Affiliates to agree to (and none of the Company or any Company Subsidiary shall, without the prior written consent of Parent): (A) sell, hold separate or otherwise dispose of all or a portion of its respective business, assets or properties, or conduct its business in a specified manner, (B) pay any amounts (other than the payment of filing fees and expenses and fees of counsel), or grant any counterparty to any Contract any material accommodation, (C) limit in any manner whatsoever the ability of such entities to conduct, own, operate or control any of their respective businesses, assets or properties or of the businesses, properties or assets of the Company and the Company Subsidiaries, or (D) waive any of the conditions set forth in Annex I of this Agreement.

(f) Parent and the Purchaser agree that, between the date of this Agreement and the Effective Time, each of Parent and the Purchaser shall not, and shall ensure that none of their Subsidiaries or other Affiliates shall, take any action or propose, announce an intention or agree, in writing or otherwise, to take any action that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated hereby.

5.5 Certain Notices. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of (a) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Offer, the Merger, or any other transaction contemplated by this Agreement not to be satisfied, or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Offer, the Merger or any other transaction contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.5 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

5.6 Public Announcements. The initial press release with respect to this Agreement, the Offer, the Merger and the other transactions contemplated hereby shall be a joint release mutually agreed upon by the Company and Parent. Thereafter, none of the parties shall (and each of the parties shall cause its Representatives and Affiliates, if applicable, not to) issue any press release or make any public announcement concerning this Agreement, the Offer, the Merger or the other transactions contemplated hereby without obtaining the prior written consent of (a) the Company, in the event the disclosing party is Parent, the Purchaser, any of its Affiliates or Representatives or (b) Parent, in the event the disclosing party is the Company, any Company Subsidiary or any of their Representatives, in each case, with such consent not to be unreasonably conditioned, delayed or withheld; provided, however, that (i) if a party determines in good faith and based upon advice of counsel, that a press release, SEC filing or other public announcement is required by applicable Law or the rules or regulations of any applicable stock exchange, such party may make such press release, SEC filing or other public announcement, in which case the disclosing party shall use its commercially reasonable efforts to provide the other parties reasonable time to comment on such release, filing or announcement in advance of such issuance, (ii) this Section 5.6 shall terminate upon an Adverse Recommendation Change, and (iii) each of the parties may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not materially inconsistent with previous press releases, public disclosures or public statements previously approved by the other party and do not reveal material, non-public information regarding the other parties, the Offer, the Merger or the transactions contemplated hereby.

5.7 Indemnification of Directors and Officers.

(a) Parent and the Surviving Corporation agree that all rights of indemnification, exculpation and limitation of liabilities existing in favor of past and present directors and officers of the Company as provided in the Company Charter, the Company Bylaws or under any indemnification, employment or other similar Contracts set forth on Section 5.7(a) of the Company Disclosure Schedule between such past and present directors and officers of the Company and the Company, in each case as in effect on the date of this Agreement with respect to acts or omissions in their capacity as directors or officers occurring at or prior to the Effective Time shall survive the Merger and continue in full force and effect in accordance with their respective terms. From and after the Effective Time, Parent shall cause the Surviving Corporation, to pay and perform in a timely manner such indemnification obligations. Subject to Section 5.7(c), for a period of six years from and after the Effective Time, Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification, exculpation, and advancement of expenses of directors and officers of the Company for periods at or prior to the Effective Time than are currently set forth in the Company Charter and the Company Bylaws (unless otherwise required by applicable Law).

(b) Prior to the Effective Time, the Company shall obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current D&O Insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies; provided, however, that the Company shall not be required to pay an annual premium for the D&O Insurance in excess of 250% of the last annual premium paid prior to the date of this Agreement, which premium the Company represents and warrants to be as set forth on Section 5.7(b) of the Company Disclosure Schedule; provided further, that if the annual premiums of such insurance coverage exceed such amount, the Company shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(c) In the event that Parent, the Surviving Corporation or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.7.

(d) The obligations under this Section 5.7 shall not be terminated or modified in such a manner as to adversely affect in any material respect any indemnitee to whom this Section 5.7 applies without the consent of such affected indemnitee, subject to applicable Law (it being expressly agreed that the indemnitees to whom this Section 5.7 applies shall be third party beneficiaries of this Section 5.7).

5.8 State Takeover Laws. If any Takeover Statute becomes or is deemed to be applicable to the Company, Parent, the Purchaser or any Affiliate of Parent, the execution, delivery or performance of this Agreement, the Offer or the Merger, including the acquisition of Shares pursuant thereto, the Tender Agreements or any other transaction contemplated by this Agreement, then the Company Board shall take all action necessary to render such Law inapplicable to the foregoing.

5.9 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company equity securities (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.10 Employees and Employee Benefit Plan Matters.

(a) For a period of twelve months following the Effective Time, Parent shall provide, or shall cause to be provided, to those employees of the Company and the Company Subsidiaries who continue to be employed by Parent and Parent Subsidiaries (individually, “Company Employee” and collectively, “Company Employees”) (i) annual base salary or base wages and short-term incentive compensation opportunities and (ii) benefits (including severance benefits) that are substantially comparable, in the aggregate, to the benefits provided to similarly situated employees of Parent or the Parent Subsidiaries.

(b) For purposes of vesting, eligibility to participate and levels of benefits (but not benefit accrual under any defined benefit plan or vesting under any equity incentive plan) under the employee benefit plans of Parent and the Parent Subsidiaries in which Company Employees first become eligible to participate after the Effective Time (including any Company Employee Plans) (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Employee Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, Parent shall use its commercially reasonable efforts to cause (i) each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans, and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Company Employee Plans in which such Company Employee participated immediately prior to the Effective Time. Parent shall cause any eligible expenses incurred by any Company Employee and his or her covered dependents during the plan year that includes the Effective Time to be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents under any New Plan (to the extent such amounts would have been taken into account for such requirements under any comparable Company Employee Plan prior to the Effective Time).

(c) Effective as of the day immediately preceding the date that the Purchaser and the Company become part of the same controlled group pursuant to Sections 414(b), (c), (m) or (o) of the Code (the “Controlled Group Date”), unless otherwise directed in writing by Parent at least ten Business Days prior to the Controlled Group Date, the Company shall take or cause to be taken all actions necessary to effect the termination of any and all Company Employee Plans intended to qualify as qualified cash or deferred arrangements under Section 401(k) of the Code (each, a “401(k) Plan”). The Company shall provide Parent with evidence that each such 401(k) Plan has been terminated pursuant to an action by the Company Board.

(d) The Company shall take such action as may be necessary to (i) cause any offering period (or similar period during which shares may be purchased) underway as of the date hereof under the Company ESPP to be terminated no later than the last day of the payroll period ending immediately preceding the Effective Time (the “Final Exercise Date”); (ii) make any pro-rata adjustments that may be necessary to reflect the shortened offering period (or similar period), but otherwise treat such shortened offering period (or similar period) as a fully effective and completed offering period for all purposes under the Company ESPP; (iii) cause each participant’s shares purchase right under the Company ESPP (the “Company ESPP Rights”) to be exercised as of the Final Exercise Date; (iv) provide that no further offering periods (or similar period during which shares may be purchased) shall commence under the Company ESPP on or following the date of this Agreement; (v) provide that no individual who is not participating in the Company ESPP as of the date hereof may hereafter commence participation in the Company ESPP; and (vi) terminate the Company ESPP as of the Final Exercise Date. Any outstanding option under the Company ESPP on the Final Exercise Date shall be exercised on such date for the purchase of Company Common Stock in accordance with the terms of the Company ESPP. On the Final Exercise Date, the funds credited as of such date under the Company ESPP within the associated accumulated payroll withholding account for each participant under the Company ESPP shall be used to purchase Shares in accordance with the terms of the Company ESPP, and each share purchased thereunder immediately prior to the Effective Time shall be cancelled at the Effective Time and converted into the right to receive the Offer Price in accordance with this Agreement, subject to withholding of applicable income and employment withholding Taxes. No further Company ESPP options shall be granted or exercised under the Company ESPP after the Final Exercise Date. The Company shall provide timely notice of the setting of the Final Exercise Date and termination of the Company ESPP in accordance with the Company ESPP.

5.11 Rule 14d–10(d) Matters.

(a) The Company shall cause the compensation committee of the Company Board to be, at all times from and after the date of this Agreement until the first date on which Parent’s designees constitute a majority of the Company Board pursuant to Section 1.3, composed solely of “independent directors” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto. In furtherance of the foregoing, to the extent necessary, the Company Board shall, at a meeting duly called and held, determine that each of the members of the Compensation Committee of the Company Board is an “independent director.” Prior to the Effective Time, the Company (acting through a compensation committee of the Company Board or its independent directors), shall take all steps that may be necessary or advisable to cause each Company Compensation Arrangement and each Parent Compensation Arrangement with any of its directors, officers or employees to be approved as an Employment Compensation Arrangement, and shall take all other action necessary to satisfy the requirements of the non-exclusive safe-harbor with respect to such Company Compensation Arrangements and Parent Compensation Arrangements in accordance to Rule 14d-10(d)(2) under the Exchange Act; provided, that the Company shall deliver to Parent drafts of all calculations, resolutions, consents, disclosures and other documents prepared in connection with the actions required under this Section 5.11(a), and provide 10 Business Days for Parent’s review and comment on all such calculations, resolutions, consents, disclosures and other documents (and the Company’s acceptance of Parent’s reasonable comments shall not be unreasonably withheld, conditioned or delayed). For purposes of this Agreement, “Parent Compensation Arrangement” means (i) any employment agreement, severance agreement or change of control agreement between Avago, Parent or any of their respective Subsidiaries, on the one hand, and any holder of Shares who is or was a director, officer or employee of the Company or any Company Subsidiary, on the other hand, (ii) any Company Options, Company RSUs or Company Stock Awards awarded to, or any acceleration of vesting of any Company Options, Company RSUs or Company Stock Awards held by, any holder of Shares who is or was a director, officer or employee of the Company or any Company Subsidiary, and (iii) other Employment Compensation Arrangements entered into or proposed to be entered into between Avago, Parent or any of their respective direct or indirect Subsidiaries, on the one hand, and any directors, officers or employees of the Company or any of its Subsidiaries, on the other hand.

(b) Notwithstanding anything in this Agreement to the contrary, neither the Company nor any Company Subsidiary shall, from and after the date hereof and until the Effective Time, enter into, establish, amend or modify any plan, program or Contract pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or former director, manager, officer, employee or independent contractor of the Company or any Company Subsidiary unless, prior to such entry into, establishment, amendment or modification, the Compensation Committee (each member of which the Company Board determined is an “independent director” within the meaning of Section 303A.02 of the NYSE Listed Company Manual and shall be an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of any such action) shall have taken all such steps as may reasonably be necessary to (i) approve as an Employment Compensation Arrangement each such plan, program or Contract and (ii) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program or Contract; provided, that nothing in this Section 5.11 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

5.12 Stockholder Litigation. The Company shall (a) promptly (and in any event, within one Business Day) inform Parent orally and in writing of any Action brought or threatened in writing by stockholders of the Company against the Company or its directors or officers relating to the transactions contemplated by this Agreement, including the Offer and the Merger, and keep Parent fully informed on a current basis with respect to the status thereof (including by promptly furnishing to Parent and its Representatives such information relating to such Action as such Persons may reasonably request), (b) give Parent the opportunity and right to participate in the defense of any such Action at Parent’s sole cost and expense, including in any and all proceedings related to any such Action and any proposed settlement or disposition thereof, and (c) not cease to defend, consent to the entry of any judgment, offer to settle, enter into any settlement or take any other material action with respect to any such Action without the prior written consent of Parent.

5.13 Exchange Delisting Matters. Prior to the Closing Date, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to cause the delisting of the Company and of the Company Common Stock from the NYSE as promptly as practicable after the Effective Time and the deregistration of the Common Stock under the Exchange Act as promptly as practicable after such delisting.

5.14 Obligations of the Purchaser. Parent shall take all actions necessary to cause the Purchaser to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement.

5.15 FIRPTA Certificate. At or prior to the Closing, the Company shall deliver to the Purchaser or Parent an affidavit that meets the requirements of Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h), dated as of the Closing Date and in form and substance reasonably acceptable to Parent.

5.16 Treatment of Certain Indebtedness. The Company, the Surviving Corporation and Parent shall take all necessary action to execute and deliver to the Trustee (as defined in that certain Indenture, dated as of November 18, 2013 (the “Indenture”), under which the Company’s 1.75% Convertible Senior Notes due 2018 (the “Notes”) were issued, between the Company and U.S. Bank National Association, as Trustee) a supplemental indenture to the Indenture, in form satisfactory to the Trustee and Parent, pursuant to the terms of Sections 4.07, 9.01 and 9.02 of the Indenture, to provide, among other things, that on and after the Effective Time, each holder of the Notes shall have the right to convert such Notes into the conversion consideration determined by reference to the consideration receivable upon consummation of the Merger in respect of each Share in accordance with, and subject to, the provisions of the Indenture governing the conversions of the Notes issued thereunder (including any applicable increase in the “Conversion Rate” or decrease in the “Conversion Price” (each as defined in the Indenture) thereunder in connection with the Merger) in each case in accordance with, and subject to the Indenture (including without limitation the time periods specified therein). The Company shall otherwise comply with all the other terms of the Indenture. In addition, without limiting the generality of the foregoing, the Company or the Surviving Corporation, as applicable, shall: (a) upon the occurrence of a “Fundamental Change” (as defined in the Indenture) make an offer to purchase the Notes and, if holders of Notes exercise their purchase rights with respect to their Notes, purchase such Notes, in each case pursuant to Article 3 of the Indenture; (b) convert any Notes surrendered for conversion by holders thereof, upon compliance with the provisions of the Indenture, pursuant to the terms of Article 4 of the Indenture, including, without limiting the generality of the foregoing, after giving effect to the adjustment of the Conversion Rate (as defined in the Indenture) required by Section 4.06(a) thereof and after giving effect to the requirements of Sections 4.06(b) and 4.06(c) thereof; and (c) take all other actions required in accordance with, and subject to, the terms of the Indenture (including without limitation the time periods specified therein), including the giving of any notices that may be required in connection with the Merger or in connection with any repurchases or conversions of the Notes occurring as a result of, or in connection with, the transactions contemplated by this Agreement constituting a “Fundamental Change” and/or a “Make-Whole Fundamental Change” (each, as defined in the Indenture), and delivery of any legal opinions, officer’s certificates or other documents or instruments required in connection with the consummation of the Merger, pursuant to the terms of the Indenture. The Company shall provide Parent, the Purchaser and their Representatives reasonable opportunity to review and comment on any written notice or communication to or with holders of the Notes or with the Trustee under the Indenture prior to the dispatch or making thereof, and the Company shall give reasonable and good faith consideration to any comments made by Parent, the Purchaser or their Representatives; provided that, prior to the Effective Time, the Company shall not make any settlement election pursuant to the terms of the Indenture relating to the Notes without the prior written consent of Parent.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to consummate the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) The Purchaser shall have accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not withdrawn in the Offer.

(b) There shall not be any Law or Order enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a Governmental Authority of competent jurisdiction with respect to the Merger which would reasonably expected to result in any of the consequences referred to in clauses (A) through (C) of paragraph (c)(i) of Annex I.

6.2 Frustration of Closing Conditions. None of the Company, Parent or the Purchaser may rely on the failure of any condition set forth in this ARTICLE VI to be satisfied if such failure was primarily caused by or primarily resulted from such party’s breach of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. Subject to Sections 1.3(b) and 1.3(c), this Agreement may be terminated, and the Offer, the Merger and the other transactions contemplated hereby may be abandoned by action taken or authorized by the board of directors (or appropriate committee or designee) of the terminating party or parties at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of the Company:

(a) By mutual written consent of Parent and the Company at any time prior to the Effective Time;

(b) By either the Company or Parent, if the Offer (as it may have been extended pursuant to Section 1.1) expires on or after the Outside Date as a result of the non-satisfaction of any condition or requirement of the Offer set forth in Annex I or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder; provided, however, that the right to terminate the Agreement pursuant to this Section 7.1(b) shall not be available to any party whose breach of this Agreement has been the primary cause of or primarily resulted in the failure or the non-satisfaction of any condition or requirement of the Offer set forth in Annex I or the termination or withdrawal of the Offer pursuant to its terms without any Shares being purchased thereunder;

(c) By either the Company or Parent, if any court or other Governmental Authority, in each case of competent jurisdiction, shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting (i) prior to the Acceptance Time, the acceptance for payment of, or payment for, Shares pursuant to the Offer or (ii) prior to the Effective Time, the Merger, and such Order or other action shall have become final and non-appealable (which Order or other action the party seeking to terminate this Agreement shall have used its commercially reasonable efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 5.4); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any party if the issuance of such final and non-appealable Order or action was due to the failure by such party (including, in the case of Parent, the Purchaser) to perform any of its obligations under this Agreement;

(d) By Parent, at any time prior to the Acceptance Time if (i) an Adverse Recommendation Change shall have occurred (whether or not in compliance with Section 5.3), (ii) the Company shall have breached in any material respect its obligations under Section 5.3, (iii) the Company shall have failed to include the Company Board Recommendation in the Schedule 14D-9 or to permit Parent to include the Company Board Recommendation in the Offer Documents, (iv) within 10 Business Days of the date any Competing Proposal or any material modification thereto is first publicly announced or otherwise communicated to the stockholders of the Company, or otherwise within four Business Days following Parent’s written request, the Company fails to issue a press release that expressly reaffirms the Company Board Recommendation to the extent required pursuant to Section 5.3(e)(iii), or (v) the Company or the Company Board (or any committee thereof) shall authorize or publicly propose to do any of the foregoing;

(e) By the Company, at any time prior to the Acceptance Time if the Company Board determines to enter into a definitive written Alternative Acquisition Agreement with respect to a Superior Proposal, but only if the Company shall have complied in all respects with its obligations under Section 5.3 with respect to such Superior Proposal (and any Competing Proposal that was a precursor thereto) and is otherwise permitted to accept such Superior Proposal pursuant to Section 5.3(e); provided, however, that the Company shall simultaneously with such termination enter into the Alternative Acquisition Agreement and pay the Breakup Fee to Parent pursuant to Section 7.2;

(f) By Parent, at any time prior to the Acceptance Time if: (i) there shall be an Uncured Inaccuracy in any representation or warranty of the Company contained in this Agreement or breach of any covenant of the Company contained in this Agreement, in any case, such that any condition to the Offer contained in paragraph (c)(iii) or (c)(iv) of Annex I is not or is not reasonably likely to be satisfied, (ii) Parent shall have delivered to the Company written notice of such Uncured Inaccuracy or breach, and (iii) either such Uncured Inaccuracy or breach is not capable of cure or at least 20 calendar days shall have elapsed since the date of delivery of such written notice to the Company and such Uncured Inaccuracy or breach shall not have been cured;

(g) By the Company, at any time prior to the Acceptance Time if: (i) there shall be an Uncured Inaccuracy in any representation or warranty of Parent or the Purchaser contained in this Agreement or breach of any covenant of Parent or the Purchaser contained in this Agreement that shall have had or is reasonably like to materially impair the ability of Parent and the Purchaser to consummate, or prevent or materially delay, the Offer, the Merger or any of the other transactions contemplated by this Agreement; (ii) the Company shall have delivered to Parent written notice of such Uncured Inaccuracy or breach; and (iii) either such Uncured Inaccuracy or breach is not capable of cure or at least 20 calendar days shall have elapsed since the date of delivery of such written notice to Parent and such Uncured Inaccuracy or breach shall not have been cured;

(h) By Parent, at any time prior to the Acceptance Time if there has been a Company Material Adverse Effect since the date hereof and the same is continuing;

(i) By the Company at any time prior to the Acceptance Time if the Purchaser shall fail to accept for payment and pay for Shares validly tendered and not withdrawn in the Offer subject to the terms of and in accordance with Section 1.1 and at such time all of the conditions and requirements of the Offer set forth on Annex I are satisfied or have been waived.

7.2 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall become void and there shall be no liability or obligation on the part of Parent, the Purchaser or the Company or their respective Subsidiaries, officers or directors except (i) with respect to Section 5.2(b), Section 5.6, this Section 7.2 and ARTICLE VIII, each of which shall remain in full force and effect and (ii) with respect to any liabilities or damages incurred or suffered as a result of the knowing and material breach by the Company, on the one hand, or Parent or the Purchaser, on the other hand, of any of their respective representations, warranties, covenants or other agreements set forth in this Agreement.

(b) Parent and the Company agree that if this Agreement is terminated by Parent or the Company pursuant to Section 7.1(d)(i) (but only with respect to an Adverse Recommendation Change arising in connection with a Superior Proposal), Sections 7.1(d)(ii) – (v) or Section 7.1(e), then the Company shall pay to Parent immediately prior to such termination, in the case of a termination by the Company, or within two Business Days thereafter, in the case of a termination by Parent, a termination fee equal to $19,500,000 (the “Breakup Fee”); provided, however, that such termination shall not be effective until the Company pays the Breakup Fee.

(c) Parent and the Company agree that if this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) (by reason of a failure of the Minimum Condition or any of the conditions of the Offer specified in paragraphs (c)(iv) or (c)(vi) (to the extent the same relates to a matter under paragraph (c)(iv)) of Annex I) or Section 7.1(f) (to the extent such termination right arises from a breach of a covenant under this Agreement) and from and after the date of this Agreement and prior to the date of termination of this Agreement a Competing Proposal shall have been publicly announced or otherwise become publicly known, then the Company shall pay the Breakup Fee to Parent no later than two Business Days after the earlier to occur of (A) the date of entrance by the Company or any Company Subsidiary into a definitive agreement concerning a transaction that constitutes a Competing Proposal (provided, that for purposes of this Section 7.2(c), the term “Competing Proposal” shall have the meaning assigned to such term, except that the references to “15%” shall be replaced by “50%”), or (B) the date any Person (other than Parent or any Parent Subsidiary) purchases (in one or a series of transactions) assets of the Company or any Company Subsidiary representing 50% or more of the consolidated assets of the Company and the Companies Subsidiaries, or Equity Interests representing 50% or more of the voting power of the Company; provided, that any definitive agreement or purchase referred to in clauses (A) and (B), respectively, of this sentence that is entered into or consummated by the Company or any Company Subsidiary within 12 months of the termination of this Agreement, or if there is no such definitive agreement with respect to a purchase contemplated by clause (B), such purchase described in clause (B) is consummated within 12 months of the termination of this Agreement.

(d) All payments under this Section 7.2 shall be made by wire transfer of immediately available funds to an account designated by in writing by Parent. For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Breakup Fee on more than one occasion.

(e) In the event that the Company shall fail to pay the Breakup Fee when due, the Company shall reimburse Parent for all reasonable Expenses actually incurred or accrued by Parent and the Purchaser (including reasonable Expenses of counsel) in connection with the collection under and enforcement of this Section 7.2.

(f) Each of Parent, the Purchaser and the Company acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement.

7.3 Amendment. Subject to Section 1.1(c), this Agreement may be amended by the Company, Parent and the Purchaser by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the Company’s stockholders, if applicable, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

7.4 Waiver. Subject to Section 1.1(c), at any time prior to the Effective Time, Parent and the Purchaser, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any Uncured Inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, and (iii) waive compliance by the other with any of the agreements or covenants contained herein; provided, however, that after any approval of this Agreement by the Company’s stockholders, if applicable, there may not be any extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of the Company’s stockholders hereunder without the approval of the Company’s stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement shall survive the Acceptance Time. None of the covenants in this Agreement, nor any representations, warranties or covenants in any instrument delivered pursuant to this Agreement, shall survive the Effective Time; provided, however, that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

8.2 Fees and Expenses. Subject to Section 7.2 hereof, all Expenses incurred by the parties hereto (including any Expenses incurred in connection with obtaining any Third Party consents or any filings to be made pursuant to (i) the Exchange Act, the Securities Act or the rules and regulations of the NASDAQ or the NYSE, (ii) the HSR Act or Foreign Antitrust Laws, or (iii) the DGCL or any Takeover Laws), shall be borne solely and entirely by the party which has incurred the same.

8.3 Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be either hand delivered in person, sent by electronic mail or sent by nationally recognized express courier service for next-day delivery. Such notices and other communications shall be effective upon receipt if hand delivered or sent by electronic mail during normal business hours of the recipient, or if not sent by email during normal business hours, then on the next Business Day, and one Business Day after dispatch if sent by express courier, to the following addresses, or such other addresses as any party may notify the other parties in accordance with this Section 8.3.

If to Parent or the Purchaser, addressed to it at:

Avago Technologies Wireless (U.S.A.) Manufacturing Inc. 1320 Ridder Park Drive San Jose, CA 95131
Phone:	(408) 435-7400
E-mail:	emerald.notices@avagotech.com
Attention:	Patricia McCall

with a copy (which shall not constitute actual or constructive notice) to:

Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025
Phone: (650) 328-4600
E-mail:	christopher.kaufman@lw.com tony.richmond@lw.com
Attention: Christopher Kaufman and Anthony Richmond

If to the Company, addressed to it at:

Emulex Corporation 3333 Susan Street Costa Mesa, CA 92626
Phone: (714) 662-5600
E-mail: jeff.benck@emulex.com
Attention: Jeff Benck

with a copy (which shall not constitute actual or constructive notice) to:

Jones Day 222 East 41st Street New York, New York 10017
Phone: (212) 326-3800
E-mail: raprofusek@jonesday.com
Attention: Robert A. Profusek, Esq.

8.4 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) does not contain any provision prohibiting or otherwise restricting the Company or any Company Subsidiary from making any of the disclosures required to be made by Section 5.3 or any other provision of this Agreement and (ii) contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

“Acceptance Time” means such time as the Purchaser accepts for payment Shares tendered and not properly withdrawn pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Condition in accordance with the terms of the Offer and this Agreement.

“Action” means any suit, claim, action, proceeding, litigation, hearing, writ, injunction, notice of violation, investigation, arbitration, mediation, audit, dispute or demand letter.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. As used in this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Avago” means Avago Technologies Limited, a limited company organized under the laws of the Republic of Singapore.

“Avago IP” means any and all Intellectual Property Rights and Technology owned or purported to be owned by Avago, Parent or any of their respective Affiliates.

“Avago Ordinary Shares” means the ordinary shares, no par value, of Avago.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or San Francisco, California are authorized or required by applicable Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the consolidated balance sheet of the Company and the Company Subsidiaries as of December 28, 2014.

“Company Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA, and each employment, consulting, severance, termination, retention, change-in-control or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses or other incentive compensation, profit-sharing, stock options, restricted stock, deferred stock, performance stock, stock appreciation rights, phantom stock or other stock or equity-related rights, deferred compensation, vacation or paid-time-off, insurance (including any self-insured arrangements), health or medical benefits, retiree medical benefits, dental or vision benefits, employee assistance program, life, accident, disability or sick leave benefits, other welfare fringe benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered, participated in or contributed to by the Company or any Company Subsidiary, or with respect to which the Company or any Company Subsidiary has or may have any liability (whether actual or contingent, direct or direct).

“Company ESPP” means the Company’s Employee Stock Purchase Plan.

“Company IP” means any and all Intellectual Property Rights and Technology owned or purported to be owned by the Company or any Company Subsidiary.

“Company IP Contract” means any Contract to which the Company or any Company Subsidiary is party, or by which the Company or any Company Subsidiary is bound, that contains any assignment or license of, or covenant not to assert or enforce, any Intellectual Property Rights or rights in or to Technology.

“Company Material Adverse Effect” means any change, event, effect, occurrence, state of facts or development that, individually or in the aggregate, (i) has had or would reasonably be expected to have a materially adverse effect on the business, results of operations or condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole, or (ii) prevents or materially delays, or would reasonably be expected to prevent or materially delay, consummation of the Offer or the Merger or the performance by the Company (including any obligation of the Company to cause the Company Subsidiaries to take or omit to take any action) of any of its material obligations under this Agreement, except for, in the case of clause (i), any changes, events, effects, occurrences, state of facts or developments attributable to: (a) changes in general economic or political conditions or financial or securities markets in general in any location where the Company or the Company Subsidiaries have material operations, (b) changes in conditions generally affecting the principal industry in which the Company and the Company Subsidiaries operate, (c) changes in GAAP or applicable Law, or enforcement or interpretation thereof, in each case as applicable to the Company and the Company Subsidiaries, (d) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any acts of war, armed hostilities, sabotage or terrorism, (e) any hurricane, tornado, flood, earthquake, tsunami, volcano eruption or other natural disaster, (f) the execution, delivery, announcement or pendency of this Agreement, the Company’s compliance with the terms of this Agreement or the anticipated consummation of the Offer or the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of the Company Subsidiaries with employees, labor unions, customers, suppliers or business partners, (g) any legal proceedings made or brought by any current or former securityholders of the

Company (on their own behalf or on behalf of the Company) arising out of or related to this Agreement or any of the transactions contemplated by this Agreement, (h) any failure by the Company to meet any internal or published projections, forecasts, estimates or projections in respect of revenues, cash flow, earnings or other financial or operating metrics for any period, or (i) any changes in the market price or trading volume of shares of Company Common Stock; provided, however, that (1) clause (f) shall be disregarded for purposes of the representations and warranties set forth in Section 3.4 and/or Section 3.5 and the conditions set forth in paragraph (c)(iii) of Annex I solely as it relates to such representations and warranties, (2) the underlying cause(s) of such change or failure shall not be excluded in the case of clauses (h) and (i), and (3) any changes, events, effects, occurrences, state of facts or developments to the extent the same disproportionately affect (individually or together with other changes, events, effects, occurrences, state of facts or developments) the Company and the Company Subsidiaries, taken as a whole, as compared to other Persons operating in the same principal industries and geographic markets in which the Company and the Company Subsidiaries operate shall be excluded to such extent in the case of clauses (a), (b), (c), (d) and (e).

“Company Option” means an option to purchase Shares which was granted pursuant to a Company Stock Plan.

“Company Products” means each product or service (including Company Proprietary Software) that is designed, developed, manufactured, sold, licensed, leased, distributed, or made generally commercially available to Third Parties by or on behalf of the Company or any Company Subsidiary.

“Company Proprietary Software” means Software owned by the Company or any Company Subsidiary.

“Company RSU” means any restricted stock unit that is denominated in shares, vests based on the lapse of time and continued service and is not settled in cash, which was granted pursuant to a Company Stock Plan.

“Company Service Provider” means a non-employee individual service provider of the Company or any Company Subsidiary who, at the Effective Time, continues his or her service with the Surviving Corporation or any of its Subsidiaries, other than any such service provider who is ineligible to be included on a registration statement filed by Avago on Form S-8.

“Company Stock Award” means any performance stock unit, performance share, restricted stock award, cash settled restricted stock unit, performance cash settled unit, or other equity award denominated in Shares (other than a Company Option or a Company RSU) which was granted pursuant to a Company Stock Plan.

“Company Stock Plan” means the Company’s 2005 Equity Incentive Plan, the Company’s 2004 Employee Stock Incentive Plan, the ServerEngines Corporation Amended and Restated 2008 Stock Option Plan, Sierra Logic, Inc. 2001 Stock Option Plan, Aarohi Communications Inc. 2001 Stock Option Plan and the Company’s Stock Award Plan for Non-Employee Directors.

“Competing Inquiry” means any inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Parent or any of its Subsidiaries) that may reasonably be expected to lead to a Competing Proposal.

“Competing Proposal” shall mean, other than the transactions contemplated by this Agreement, any proposal or offer from a Third Party relating to (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving the Company or any of the Company Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company and the Company Subsidiaries, as determined on a book-value or fair-market-value basis, (ii) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) or license by any Person of 15% or more of the consolidated assets of the Company and the Company Subsidiaries, as determined on a book-value or fair-market-value basis, (iii) the purchase or acquisition, in any manner, directly or indirectly, by any Person of 15% or more of the issued and outstanding shares of Company Common Stock or any other Equity Interests in the Company, (iv) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of the shares of Company Common Stock or any other Equity Interests of the Company or any of the Company Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company and the Company Subsidiaries, as determined on a book-value or fair-market-value basis, or (v) any combination of the foregoing.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of August 28, 2014, by and between Avago and the Company.

“Contracts” means any of the legally binding agreements, arrangements, commitments, understandings, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of Indebtedness, purchase and sales orders, letters of credit, undertakings, licenses, instruments, obligations and other legally binding commitments to which a Person is a party or to which any of the assets of such Person or its Subsidiaries are subject, whether oral or written.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or credit arrangement or otherwise.

“Environmental Law” means any applicable Law or any agreement with any Governmental Authority or other Person, relating to human health and safety, based on the exposure of Persons to Hazardous Substances, the environment or any Hazardous Substance.

“Environmental Permits” means, with respect to any Person, all licenses, permits, certificates, waivers, consents, franchises (including similar authorizations or permits), exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority relating to or required by Environmental Law and affecting, or relating in any way to, the business of such Person or any of its Subsidiaries.

“Equity Interest” means any share, capital stock, partnership, member or similar equity interest in any entity, and any option, warrant, right or security convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Offer Documents, the Schedule 14D-9 and all other matters related to the transactions contemplated by this Agreement.

“Foreign Antitrust Laws” means those Laws set forth on Section 8.4 of the Company Disclosure Schedule.

“GAAP” means generally accepted accounting principles in the United States, as in effect on the date hereof.

“Governmental Authority” means (i) any federal, state, provincial, county, municipal or other local or foreign government or other political subdivision thereof or (ii) any governmental or quasi-governmental body, agency, authority (including any Taxing Authority or transgovernmental or supranational entity or authority), minister or instrumentality (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative authority.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated under any Environmental Law because of its dangerous or deleterious characteristics.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“In-the-Money Company Option” means a Company Option with an exercise price per Share subject thereto that is less than the Offer Price.

“Indebtedness” means, collectively, any (i) indebtedness for borrowed money, (ii) indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security, (iii) amounts owing as deferred purchase price for the purchase of any property, (iv) any capital lease obligations, (v) any obligation under any interest rate, currency, swap or other hedging agreement, or (vi) guarantees with respect to any indebtedness or obligation of a type described in clauses (i) through (v) above of any other Person.

“Intellectual Property Rights” means and includes all rights in and to the following types of intellectual property, which may exist or be created under the laws of any jurisdiction: (i) Patents, (ii) Trademarks; (iii) rights in works of authorship, including any copyrights and rights under copyrights, whether registered or unregistered, moral rights, and any registrations and applications for registration thereof; (iv) mask work rights, and any registrations and applications for registration therefor; (v) rights in databases and data collections (including rights (if any) in design databases, knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration therefore; (vi) trade secret rights, including trade secret rights in and to the following: know how (including any ideas, formulas, compositions, inventions (whether patentable or not and however documented), processes, techniques, specifications, business plans, proposals, designs, technical data, invention disclosures, customer data, financial information, pricing and cost information, bills of material or other similar information); (vii) rights to any URL and domain name registrations; (viii) all claims and causes of actions arising out of or related to any past, current or future infringement or misappropriation of any of the foregoing; and (ix) any other proprietary or intellectual property rights now known or hereafter recognized in any jurisdiction worldwide.

“Inventory” means all inventory, merchandise, finished goods, and raw materials, packaging, labels, supplies and other personal property maintained, held or stored by or for the Company or any Company Subsidiary and any prepaid deposits for any of the same.

“Knowledge of the Company” (and words of similar import, excluding, for the avoidance of doubt, any such words set forth in Section 7.2(a)) means knowledge, after reasonable inquiry, of each of the individuals identified in Section 8.4(i) of the Company Disclosure Schedule.

“Law” means, with respect to any Person, any international, national, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Lien” means, with respect to any property or asset, any lien, pledge, security interest or other charge, encumbrance or adverse claim of any kind in such property or asset, or any other type of preferential arrangement.

“NASDAQ” means the NASDAQ Global Market or the NASDAQ Global Select Market, as applicable.

“NYSE” means The New York Stock Exchange, Inc.

“on a fully diluted basis” means, as of any date, (i) the number of Shares outstanding, plus (ii) the number of Shares the Company is then required to issue pursuant to options, warrants, rights or other obligations outstanding at such date under any employee stock option, ESPP or other benefit plans, warrant agreements, the Notes (after giving effect to any Make-Whole Fundamental Change (as defined in the Indenture and assuming conversions are settled in full in Shares)) or otherwise (assuming all options and other rights to acquire or obligations to issue such Shares are fully vested and exercisable and all Shares issuable at any time have been issued and regardless of the conversion or exercise price or other terms or conditions of any security), including pursuant to the Company Stock Plans.

“Order” means, with respect to any Person, any order, writ, injunction, judgment, decree, decision, determination, subpoena, verdict, award, settlement agreement, ruling or similar action enacted, adopted, promulgated or applied by a Governmental Authority or arbitrator that is binding upon or applicable to such Person or its property.

“Patents” means any and all patents, utility models, industrial designs and design patents, worldwide, and applications therefor (and any patents that issue as a result of those patent applications), and includes all divisions, continuations, continuations in part, reissues, renewals, re-examinations, provisionals and extensions thereof, and any counterparts worldwide claiming priority therefrom, and all rights in and to any of the foregoing.

“Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet, (ii) Liens for Taxes that are (a) not yet due and payable as of the Closing Date or (b) being contested in good faith (and for which adequate accruals or reserves have been established on the most recent financial statements of the Company included in the most recent Form 10-K filed by the Company with the SEC prior to the date of this Agreement), (iii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business, (iv) with respect to real property, easements, rights of way, zoning ordinances, and other similar land use and environmental regulations affecting Real Property which are not, individually or in the aggregate, material in amount or with respect to the effect on the business of the Company or the Company Subsidiaries, and (v) such other Liens or encumbrances which arise in the ordinary course of business that are not material in amount or that, in the aggregate, do not materially impair the value or the continued use and operation of the assets to which they relate.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Registered IP” means all Intellectual Property Rights that are registered, filed, or issued under the authority of any Governmental Authority, including all Patents, registered copyrights, registered Trademarks, registered mask works, and domain names, and all applications for any of the foregoing.

“Representatives” means, with respect to any Person, the directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting in such capacity.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means any computer program, firmware or software code of any nature, including all object code, source code, and related developers’ notes, including comments and annotations related thereto, whether in machine-readable form, programming language or any other language or symbols and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature.

“Standard Forms” means the standard forms of the Company and its Subsidiaries as disclosed or made available to Parent.

“Standard Software” means generally commercially available, “off-the-shelf” or “shrink-wrapped” Software that is not redistributed with or used in the development or provision of the Company Products and that has an annual support cost of $25,000 or less.

“Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such Equity Interests, that would confer control of any such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Superior Proposal” means an unsolicited bona fide written Competing Proposal (except the references therein to “15%” shall be replaced by “85%”) made by a Third Party which was not solicited by the Company, any Company Subsidiary or any of their respective Representatives and which, in the good faith judgment of the Company Board, after consultation with the Company’s independent financial advisors and outside legal counsel, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, including the financing terms thereof, if any, and the Third Party making such Competing Proposal, (i) if accepted, is reasonably capable of being consummated and (ii) if consummated would in the good faith judgment of the Company Board, after consultation with the Company’s independent financial advisors, result in a transaction that is more favorable to the Company’s stockholders, from a financial point of view, than the Offer and the Merger (after giving effect to all adjustments to the terms thereof which may have been offered in writing by Parent, including pursuant to Section 5.3(f)).

“Tax” means any tax or other like governmental assessment or charge of any kind whatsoever (including any national insurance contributions or withholding required by applicable Tax law on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount with respect thereto, whether disputed or not.

“Tax Return” means any report, election, return, document, declaration or other information filed or required to be filed with a Taxing Authority, including any schedule, notice, supplement, information returns, any document with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, election, return, document, declaration or other information.

“Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax.

“Technology” means tangible embodiments of Intellectual Property Rights including know-how, trade secrets and other proprietary information contained with, protecting, covering or relating to mask sets, wafers, products, development tools, algorithms, APIs, databases, data collections, diagrams, inventions, methods and processes (whether or not patentable), assembly designs, assembly methods, network configurations and architectures, proprietary information, protocols, layout rules, schematics, packaging and other specifications, Software (in any form, including source code, executable code, firmware, hardware configuration data, RTL code, Gerber files and GDSII files), techniques, interfaces, verification tools, technical documentation (including instruction manuals, samples, studies and summaries), designs, bills of material, build instructions, test automation, test reports, performance data, optical quality data, routines, formulae, test vectors, IP cores, net lists, lab notebooks, invention disclosures, prototypes, samples, studies, process flow, process module data, yield data, reliability data, engineering data, test results and all other forms of technical information and technology that are used in, held for use in, or relating to the Company Products and the business of the Company and the Company Subsidiaries. Technology does not include Intellectual Property Rights, including any Intellectual Property Rights in any of the foregoing.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or Representatives.

“Third Party Intellectual Property” means all Intellectual Property Rights and Technology owned by Third Parties, including Third Party Software, that is either (i) licensed, offered or provided to customers of the Company or any Company Subsidiary as part of or in conjunction with any Company Product or (ii) otherwise used by or licensed to the Company or any Company Subsidiary in connection with the Company Products.

“Third Party Software” means all Software owned by third parties that is either (i) licensed, offered or provided to customers of the Company as part of or in conjunction with any Company Product or (ii) otherwise used by or licensed to the Company or any Company Subsidiary in connection with the Company Products, excluding Standard Software.

“Trademarks” means any and all registered and unregistered trademarks, trade names, company names, logos, trade dress, service marks, and other forms indicia of origin, whether or not registerable as a trademark in any given country, together with registrations and applications therefore and the goodwill associated with any of the foregoing.

“Transaction” means the Merger and the other transactions contemplated by this Agreement.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of Treasury.

“Uncured Inaccuracy” with respect to a representation or warranty of a party to the Agreement as of a particular date shall be deemed to exist only if such representation or warranty shall be inaccurate as of such date as if such representation or warranty were made as of such date, and the inaccuracy in such representation or warranty shall not have been cured since such date; provided, however, that if such representation or warranty by its terms speaks as of the date of the Agreement or as of another specific date, then there shall not be deemed to be an Uncured Inaccuracy in such representation or warranty unless such representation or warranty shall have been inaccurate as of the date of the Agreement or such other specific date, respectively, and the inaccuracy in such representation or warranty shall not have been cured since such date.

8.5 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“401(k) Plan”	Section 5.10(c)
“Adverse Recommendation Change”	Section 5.3(e)
“Agreement”	Preamble
“Alternative Acquisition Agreement”	Section 5.3(b)(iii)
“Assumed Option”	Section 2.4(b)
“Assumed RSU”	Section 2.4(d)
“Assumed Stock Award”	Section 2.4(d)
“Avago SEC Documents”	ARTICLE IV
“Book-Entry Shares”	Section 2.2(b)
“Breakup Fee”	Section 7.2(b)
“Cashed Out Company Options”	Section 2.4(a)
“Cashed Out Company RSUs”	Section 2.4(g)
“Cashed Out Company Stock Awards”	Section 2.4(g)
“Certificate of Merger”	Section 1.7(a)
“Certificates”	Section 2.2(b)
“Closing”	Section 1.7(a)
“Closing Date”	Section 1.7(a)
“Company”	Preamble
“Company Board”	Recitals
“Company Board Recommendation”	Recitals
“Company Bylaws”	Section 3.1(b)
“Company Charter”	Section 3.1(b)
“Company Common Stock”	Section 3.2(a)
“Company Compensation Arrangement”	Section 3.13(f)
“Company Disclosure Schedule”	ARTICLE III
“Company Employee”	Section 5.10(a)
“Company ESPP Rights”	Section 5.10(d)
“Company Financial Advisor”	Section 3.23
“Company Material Contract”	Section 3.14(b)
“Company Permits”	Section 3.6(a)
“Company Preferred Stock”	Section 3.2(a)

“Company SEC Documents”	Section 3.7(a)
“Company Stock Plan”	Section 2.4(a)
“Company Subsidiary”	Section 3.1(a)
“Controlled Group Date”	Section 5.10(c)
“Dissenting Shares”	Section 2.3
“DGCL”	Recitals
“DOJ”	Section 5.4(c)
“D&O Insurance”	Section 5.7(b)
“Effective Time”	Section 1.7(a)
“Employment Compensation Arrangement”	Section 3.13(f)
“Exchange Ratio”	Section 2.4(b)
“Expiration Date”	Section 1.1(d)
“Fairness Opinion”	Section 3.23
“Final Exercise Date”	Section 5.10(d)
“Foreign Plan”	Section 3.12(i)
“FTC”	Section 5.4(c)
“Grant Date”	Section 3.2(b)
“Indenture”	Section 5.16
“Initial Expiration Date”	Section 1.1(d)
“Insurance Policies”	Section 3.20
“Intervening Event”	Section 5.3(e)
“IRS”	Section 5.1(b)(xiii)
“Lease Agreement”	Section 3.22(b)
“Leased Real Property”	Section 3.22(b)
“Merger”	Recitals
“Merger Agreement”	Annex I
“Merger Consideration”	Section 2.1(a)
“Minimum Condition”	Section 1.1(a)
“New Plans”	Section 5.10(b)
“Notes”	Section 5.16
“Notice of Superior Proposal”	Section 5.3(f)
“Offer”	Recitals
“Offer Documents”	Section 1.1(g)
“Offer Price”	Recitals
“Offer to Purchase”	Section 1.1(c)
“Option Consideration”	Section 2.4(a)
“Option Payments”	Section 2.4(a)
“Outside Date”	Section 1.1(e)
“Owned Real Property”	Section 3.22(b)
“Parent”	Preamble
“Parent Compensation Arrangement”	Section 5.11(a)
“Parent Disclosure Schedule”	ARTICLE IV
“Parent Subsidiary”	Section 4.3
“Paying Agent”	Section 2.2(a)
“Product Warranty”	Section 3.18(a)
“Promissory Note”	Section 1.7(a)

“Purchaser”	Preamble
“Purchaser Common Stock”	Section 2.1(c)
“Required Governmental Approvals”	Annex I
“RSU Consideration”	Section 2.4(e)
“Schedule 14D-9”	Section 1.2(a)
“Schedule TO”	Section 1.1(g)
“SEC”	Section 1.1(e)
“Shares”	Recitals
“Stock Award Consideration”	Section 2.4(g)
“Surviving Corporation”	Section 1.3(a)
“Takeover Statutes”	Section 3.3(b)
“Tender Agreement”	Recitals
“WARN Act”	Section 3.13(d)

8.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.8 Entire Agreement. This Agreement, together with the Exhibits, Parent Disclosure Schedule and Company Disclosure Schedule and the other documents delivered pursuant hereto, and the Confidentiality Agreement, constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

8.9 Assignment. The Agreement shall not be assigned by any party by operation of law or otherwise without the prior written consent of the other parties; any assignment without such prior consent shall be null and void.

8.10 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.7, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.11 Mutual Drafting; Interpretation. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa, the masculine gender shall include the feminine and neuter genders, the feminine gender shall include the masculine and neuter genders and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Articles,” “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Articles, Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. The schedules and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes. The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear. All references in this Agreement to “$” are references to United States dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. Other than any Company SEC Document publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System, a document shall be deemed to have been “delivered”, “provided” or “made available” to Parent or Purchaser only if such document has been made available in the virtual data room established by the Company for the purposes of the transactions contemplated by this Agreement no later than 11:59 p.m. (Pacific Time) on February 23, 2015.

8.12 Governing Law; Consent to Jurisdiction; Enforcement; Waiver of Trial by Jury.

(a) This Agreement and all claims and causes of action arising out of, based upon, or related to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed, interpreted and enforced in accordance with, the Laws of the State of Delaware (without regard to Laws that may be applicable under conflicts of Laws principles, whether of the State of Delaware or any other jurisdiction).

(b) Any action, claim, suit or proceeding between the parties hereto arising out of, based upon or relating to this Agreement or the transactions contemplated hereby shall be brought solely in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware and any direct appellate court therefrom). Each party hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any such action, claim, suit or proceeding and agrees that it shall not bring any such action, claim, suit or proceeding in any other court. Furthermore, each party hereby irrevocably waives and agrees not to assert as a defense, counterclaim or otherwise, in any such action, claim, suit or proceeding, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with Section 8.3, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the action, claim, suit or proceeding in such court is brought in an inconvenient forum, (B) the venue of the action, claim, suit or proceeding is improper, or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party agrees that notice or the service of process in any action, claim, suit or proceeding arising out of, based upon or relating to this Agreement or the transactions contemplated hereby shall be properly served or delivered if delivered in the manner contemplated by Section 8.3 or in such other manner as may be permitted by applicable Law.

(c) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LEGAL ACTION, SUIT OR PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF, BASED UPON OR RELATING TO THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF. EACH OF THE PARTIES (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).

8.13 Counterparts. This Agreement may be executed in one or more counterparts (including via facsimile, .pdf or other electronic means), and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

8.14 Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and any such injunction shall be in addition to any other remedy to which any party is entitled, at law or in equity. In connection with any action for specific performance, each party hereby irrevocably waives any requirement for the securing or posting of any bond in connection with the remedies referred to in this Section 8.14.

8.15 Non-Recourse. Any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against Persons that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein. No former, current or future direct or indirect equity holders, controlling Persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of the Company, Parent or the Purchaser or any of their respective affiliates or any former, current or future direct or indirect equity holders, controlling Persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of any of the foregoing shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Company, Parent or the Purchaser under this Agreement or of or for any action, suit, arbitration, claim, litigation, investigation, or proceeding based on, in respect of, or by reason of, the transactions contemplated hereby (including the breach, termination or failure to consummate such transactions), in each case whether based on Contract, tort, strict liability, other Laws or otherwise and whether by piercing the corporate veil, by a claim by or on behalf of a party hereto or another Person or otherwise.

(Signature page follows)

IN WITNESS WHEREOF, Parent, the Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AVAGO TECHNOLOGIES WIRELESS (U.S.A.) MANUFACTURING INC.

By:	/s/ Anthony Maslowski

Name:	Anthony Maslowski
Title:	President and Secretary

EMERALD MERGER SUB, INC.

By:	/s/ Hock E. Tan

Name:	Hock E. Tan
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, the Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

EMULEX CORPORATION

By:	/s/ Jeffrey W. Benck

Name:	Jeffrey W. Benck

Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX I

CONDITIONS TO THE OFFER

Notwithstanding any other provisions of the Offer and in addition to the Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable Law, the Purchaser shall not be required to accept for payment or pay, and may delay the acceptance for payment of, and the payment for, any validly tendered Shares, if (a) the Minimum Condition shall not have been satisfied at the Expiration Date, (b) the Required Governmental Approvals shall not have been obtained or any waiting period (or extension thereof) or mandated filing shall not have lapsed at or prior to the Expiration Date, or (c) any of the following events, conditions, state of facts or developments exists or has occurred and is continuing at the Expiration Date:

(i) there shall be instituted any Action by any Governmental Authority of competent jurisdiction against Parent, the Purchaser, the Company or any Company Subsidiary, or otherwise in connection with the Offer or the Merger, which remains pending and the outcome of which would reasonably be expected to (A) make illegal, restrain, prohibit the making or consummation of the Offer or the Merger, (B) make illegal, restrain or prohibit the ownership or operation by Parent, the Company or any of their respective Subsidiaries, of all or any portion of the assets or businesses of Parent, the Company or any of their respective Subsidiaries as a result of or in connection with the Offer or the Merger or compel Parent or any of its Subsidiaries to dispose of or hold separately all or any portion of the business or assets of Parent, the Company or any of their respective Subsidiaries or impose any limitations on the ability of Parent, the Company or any of their respective Subsidiaries to conduct its business or own such assets, or (C) make illegal, restrain, prohibit or impose any limitations on the ability of Parent or the Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares to be acquired pursuant to the Offer or otherwise in the Merger, including the right to vote any Shares acquired or owned by Purchaser, the Purchaser or their respective Subsidiaries on all matters properly presented to the stockholders of the Company;

(ii) there shall be any Law or Order enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a Governmental Authority of competent jurisdiction with respect to the Offer or the Merger, other than the application to the Offer or the Merger of any applicable waiting period or other requirement under any Required Governmental Approvals, which would reasonably expected to result in any of the consequences referred to in clauses (A) through (C) of paragraph (i) above;

(iii) (A) any representation or warranty of the Company contained in Sections 3.2, 3.3 or 3.25 of the Merger Agreement shall fail to be true and correct in all material respects, as of the date of the Merger Agreement or as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time) or (B) any other representation or warranty of the Company contained in the Merger Agreement (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall fail to be true and correct in any respect as of the date of

Annex I-1

the Merger Agreement or as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), except as has not had, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect; provided, however, the actual combined aggregate number of Shares referred to in clause (i) of the first sentence of Section 3.2(a), and the numbers of Shares subject to outstanding Equity Interests referred to in the first sentence of Section 3.2(b), exceeds the combined aggregate number of such shares disclosed in the Merger Agreement and any applicable schedules, by 375,000 or more shares, such representations and warranties in Section 3.2 shall be deemed to fail to be true and correct in all material respects;

(iv) the Company shall have breached or failed, in any material respect, to perform or to comply with any material agreement or covenant to be performed or complied with by it under the Merger Agreement and such breach or failure shall not have been cured prior to the Expiration Date;

(v) there shall have occurred since the date of the Merger Agreement and shall be continuing a Company Material Adverse Effect;

(vi) the Company shall have failed to deliver a certificate of the Company, executed by the Chief Executive Officer and the Chief Financial Officer of the Company, dated as of the Expiration Date, to the effect that the conditions set forth in paragraphs (iii), (iv) and (v) of this Annex I have been satisfied;

(vii) an Adverse Recommendation Change shall have occurred and not been withdrawn or the Company shall have approved, endorsed or recommended a Competing Proposal other than the Offer or the Merger; or

(viii) the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions (including those set forth in clauses (a), (b) and (c) of the initial paragraph) of this Annex I are, for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to any such conditions (except if any breach of the Merger Agreement by Parent or the Purchaser has been the primary cause of or primarily resulted in the failure or the non-satisfaction of any such condition) and, except as set forth in the following proviso, may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion, in each case subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC; provided, however, that clauses (a) and (b) shall not be waivable and may not be waived by the Purchaser. Any reference in this Annex I or the Merger Agreement to a condition or requirement contained in this Annex I being satisfied shall be deemed to be satisfied if such condition or requirement is so waived. The foregoing conditions shall be in addition to, and not a limitation of, the rights of the Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Annex I-2

As used in this Annex I and the Merger Agreement, the term: “Required Governmental Approvals” shall mean the expiration or early termination of any applicable waiting period or receipt of required clearance, consent authorization or approval under the HSR Act and the Foreign Antitrust Laws.

The capitalized terms used in this Annex I and not defined in this Annex I shall have the meanings set forth in the Agreement and Plan of Merger (as amended, restated, modified or supplemented from time to time, the “Merger Agreement”), dated as of February 25, 2015, by and among Avago Technologies Wireless (U.S.A.) Manufacturing Inc., Emerald Merger Sub, Inc., and Emulex Corporation.

Annex I-3